Q2
20

Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

ORGANIGRAM

ORGANIGRAM'S PORTFOLIO OF ADULT RECREATIONAL CANNABIS BRANDS:

The Edison Cannabis Co. is a premium and modern brand for discerning consumers. Focused on the pillars of quality, sophistication, creativity and innovation, Edison delivers quality and a contemporary cannabis experience.

Following years of organic cultivation comes ANKR*, to be produced through a certified organic process intended for an educated, affluent consumer who recognizes the value in organically grown goods.

Trailblazer is a celebration of citizens, industry and government officials who have worked to support the modern cannabis culture we enjoy in Canada today. The brand is composed of quality cannabis for value-conscious consumers.

* Not launched-see "Key Developments During This Quarter and Subsequent to February 29, 2020- Global Impact of COVID-19 Virus" section of this MD&A

INTRODUCTION

This Management's Discussion and Analysis dated April 9, 2020 (this "MD&A"), should be read in conjunction with the condensed consolidated interim financial statements (the "Interim Financial Statements") of Organigram Holdings Inc. (the "Company" or "Organigram") for the three and six months ended February 29, 2020 ("Q2 Fiscal 2020") and the audited consolidated financial statements for the year ended August 31, 2019 (the "Annual Financial Statements"), including the accompanying notes thereto.

Financial data in this MD&A is based on the Interim Financial Statements of the Company for the three and six months ended February 29, 2020, is expressed in thousands of Canadian dollars ("$"), except for share and per share calculations, references to $ millions, per gram ("g") or kilogram ("kg") of dried flower and per milliliter ("mL") or liter ("L") of cannabis oil calculations, and is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), unless otherwise stated.

Financial figures relating to prior periods in the eight-quarter comparative table captioned "Summary of Quarterly Results" have been restated due to the reclassification of discontinued operations (see note 25 of the Annual Financial Statements), the reclassification of shipping expense from selling and marketing expense to cost of sales (see note 26 of the Annual Financial Statements), the reclassification of sales recoveries and returns into gross revenues (see note 18 of the Annual Financial Statements), and the reclassification of indirect production to cost of sales (see note 18 of the Interim Financial Statements).

The financial information in this MD&A contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under IFRS and are used by management to assess the financial and operational performance of the Company. These include, but are not limited to, the following:

•  Yield per plant (in grams);

•  Dried flower equivalent ("DFE", in grams or kilograms);

•  Plants per room;

•  Target production capacity;

•  Cost of cultivation per gram harvested (both "cash" and "all-in"); and

•  Adjusted EBITDA.

The Company believes that these non-IFRS financial measures and operational performance measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company's operating results, underlying performance and prospects in a similar manner to the Company's management. The non-IFRS financial performance measures are defined in the sections in which they appear.  Adjusted EBITDA is reconciled to IFRS in the "Financial Review and Discussion of Operations - Summary of Quarterly Results" section of this MD&A.

As there are no standardized methods of calculating these non-IFRS measures, the Company's approaches may differ from those used by others, and accordingly, the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company's wholly-owned subsidiary, Organigram Inc. ("OGI"), is a licensed producer of cannabis and cannabis derived products (a "Licensed Producer" or "LP") under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the "Cannabis Act") and regulated by Health Canada.

The Company's head and registered offices are located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. The Company's common shares ("Common Shares") are listed on the Nasdaq Global Select Market ("NASDAQ") and on the Toronto Stock Exchange ("TSX") under the symbol "OGI".  Any inquiries regarding the Company may be directed to its Vice President, Investor Relations, Amy Schwalm, at (416) 704-9057 or by email to investorrelations@organigram.ca.

Additional information relating to the Company, including the Company's most recent Annual Information Form (the "AIF") is available under the Company's issuer profile on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com.  Our reports and other information filed with or furnished to the United States Securities and Exchange Commission ("SEC") are available on the SEC's Electronic Document Gathering and Retrieval System ("EDGAR") at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "could", "would", "might", "expect", "intend", "estimate", "anticipate", "believe", "plan", "continue", "budget", "schedule" or "forecast" or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company's objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company's plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and, statements regarding the Company's future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which, by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company's current expectations about future events.

Certain forward-looking information in this MD&A includes, but is not limited to the following:

• Moncton Campus (as defined herein) expansion plans, licensing and target production capacity and timing thereof;

• Expectations regarding production capacity, facility size, costs and yields;

• The impact of the current global health crisis caused by COVID-19 (as defined below);

• Expectations around demand for cannabis and related products, future opportunities and sales including the relative mix of medical versus adult-use recreational products, the relative mix of products within the adult-use recreational category, the Company's financial position, future liquidity and other financial results;

• Legislation of additional cannabis types and forms for adult-use in Canada including regulations relating thereto and the implementation thereof and our future product forms;

• Expectations around ANKR-branded products and derivative-based products with respect to timing, launch, product attributes and composition;

• The general continuance of current, or where applicable, assumed industry conditions;

• Changes in laws, regulations and guidelines, including the recreational cannabis market and the advent and development of the cannabis-derived products market and changes in the regulation of medical cannabis;

• Price of cannabis and derivative cannabis products;

• Impact on the Company's cash flow and financial performance on third parties, including its supply partners;

• Fluctuations in the price of Common Shares and the market for the Common Shares;

• Treatment of the Company's business under governmental regulatory regimes and tax laws, including the Excise Act
(as defined herein) and the renewal of the Company's license thereunder;

• The Company's growth strategy, targets for future growth and forecasts of the results of such growth;

• Expectations concerning access to capital and liquidity and the Company's ability to finance in the public markets to fund operational activities and growth;

• The ability of the Company to generate cash flow from operations and from financing activities; and

• The Company's competitive position.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates and to present information about management's current expectations and plans relating to the future and the reader is cautioned that such statements may not be appropriate for other purposes. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections, conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; dependence on senior management, the board of directors of the Company (the "Board of Directors"), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer insurance; the Company and its subsidiaries will be able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines; industry competition; general economic conditions and global events including COVID-19 retail store closures or reduced sales at retail stores or otherwise due to COVID-19; heightened uncertainty as a result of COVID-19 and governmental action in respect thereto including any impact on production, operations, product development, new product launches or disclosure controls and procedures or internal control over financial reporting including as they may be impacted by delays in remediation due to work from home policies and other COVID 19  impacts, impact on demand for products and services, the impact on third-party suppliers or service providers, the impact on any existing or new international business partnerships; production facilities running at less than full capacity due to reduced workforce for reasons related to COVID-19 (as described herein); potential supply chain and distribution disruptions; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; expected number of medical and adult-use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company, the Company's subsidiaries and investees' ability to, where applicable, obtain and/or maintain their status as Licensed Producers or other applicable licenses; risk factors affecting its investees; availability of any required financing on commercially attractive terms or at all; non-compliance with debt covenants; the potential size of the regulated adult-use recreational cannabis market in Canada; demand for the Company's cannabis and related products, including the Company's Rec 2.0 products, and the sufficiency of the retail networks to supply such demand; ability to enter and participate in international market opportunities; general economic, financial market, regulatory and political conditions in which the Company operates; the ability of the Company to compete in the cannabis industry; a material decline in cannabis prices; the Company's ability to manage anticipated and unanticipated costs; the Company's ability to implement and maintain effective internal controls over financial reporting and disclosure controls and procedures; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators. Material factors and assumptions used in establishing forward-looking information include that construction and production activities will proceed as planned and demand for cannabis and related products will change in the manner expected by management, in each case after taking into account any impacts related to COVID-19 that are currently known or predicted by management based on the limited information available and the fluidity and uncertainty of the crisis.  All forward-looking information is provided as of the date of this MD&A. The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	2

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY'S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY'S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER "RISK FACTORS" AND THE COMPANY'S CURRENT AIF UNDER "RISK FACTORS", FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY'S ISSUER PROFILE ON SEDAR AT WWW.SEDAR.COM AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	3

BUSINESS OVERVIEW

NATURE AND HISTORY OF THE COMPANY'S BUSINESS

The Company is a Licensed Producer of cannabis under the Cannabis Act.

Since commencing operations at its main facility located in Moncton, New Brunswick, the Company has continued to expand the main facility to create additional production capability. The Company has also strategically acquired land and buildings adjacent to the main facility (together, the "Moncton Campus") that, when fully developed and licensed by Health Canada, will result in a differentiated cultivation and production facility. Within its cultivation rooms at the Moncton Campus, the Company grows on three levels and therefore its capacity is of greater size if compared to other cultivation facilities of similar square footage without tiered growing.

Patients order medical cannabis and cannabis oil from the Company primarily through the Company's online store or by phone. Medical cannabis dried flower and cannabis oil is and will continue to be delivered by secured courier or other methods permitted by the Cannabis Act. The Company's prices vary based on grow time, strain yield and market prices.

The Company is also authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis oil to approved retailers and wholesalers for adult-use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act.

The Company continues the ongoing development of its Moncton Campus to add additional capacity to allow for increased production of cannabis, cannabis oil and related products including new classes of cannabis products allowed for legal sale by Licensed Producers such as the Company under amendments to the Cannabis Act ("Rec 2.0").

BUSINESS ENVIRONMENT

The Company's business and activities are heavily regulated.  Our AIF contains a more detailed description of the regulatory framework of our business as of the date of the AIF.  The following provides a description of recent regulatory developments that have the potential to impact the Company's performance.

Current Regulatory Landscape

Medical cannabis has been legal in Canada since 2001 under various regulatory regimes. On June 20, 2018, the Government of Canada passed the Cannabis Act to allow regulated and restricted access to cannabis for adult-recreational users. The Cannabis Act came into force on October 17, 2018.

The Cannabis Act creates a strict legal framework for controlling the production, distribution, sale and possession of cannabis in Canada. The Cannabis Act allows adults to legally possess and use cannabis and therefore the possession of small amounts of cannabis is no longer a criminal offence. It also made it a specific criminal offence to sell cannabis to a minor and created significant penalties for those who engage young Canadians in cannabis-related offences.

On November 9, 2018, Health Canada issued a license to the Company under the Cannabis Act for standard cultivation, standard processing and sale for medical purposes ("the License").  On October 21, 2019, Health Canada amended the License to expand the classes of cannabis products that may be sold to adult recreational use sales channels or sold for medical purposes, to include cannabis topicals, cannabis extracts and edible cannabis.  The License has also been amended to add additional growing, processing, drying and storage rooms.  The Company received Health Canada's approval for the renewal of the License effective March 20, 2020. The License is valid until March 20, 2023 and is subject to customary terms and conditions.

The Company also holds a cannabis license under the Excise Act, 2001 (the "Excise Act") effective October 17, 2018 and expiring October 16, 2020. All holders of a license under the Cannabis Act who are authorized to cultivate, produce and package cannabis products are also required to hold a cannabis license under the Excise Act from the Canada Revenue Agency. The Company intends to renew this license prior to expiry.

The Company received its research and development license from Health Canada on October 23, 2019 to conduct further in-house research.  The activities authorized under this research license will support the Company's plans to commercialize cannabis products for Rec 2.0.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	4

Edibles and Derivative Products Regulation

The Cannabis Act was amended with provisions that came into force effective October 17, 2019 for the legal sale by Licensed Producers, such as the Company, of "edibles containing cannabis" and "cannabis concentrates" thereby enabling a range of cannabis product forms by regulating three new product classes: "edible cannabis", "cannabis extracts" and "cannabis topicals".

Certain provinces have announced restrictions on the launch and sale of edible and vaporizable products in their markets, including Quebec and Newfoundland and Labrador. Alberta lifted its previously announced ban on vaporizable products on February 14, 2020. As the market and regulations are rapidly developing the impact of these announcements is not readily determinable at this time.

A limited selection of Rec 2.0 products began to appear gradually in physical or online stores in the latter half of December 2019. Federal license holders are required to provide 60-days prior notice to Health Canada of their intent to sell any new products and such notice could not be given until the new product forms were legalized on October 17, 2019.  The Company provided notice for its vaporizer pen portfolio and cannabis-infused chocolates in 2019.

See "Canadian Adult-Use Recreational Market 2.0" in this MD&A.

KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

	Q2-2020	Q2-2019	CHANGE	% CHANGE
Financial Results
Gross revenue	$27,309	$33,473	$(6,164)	(18)%
Net revenue	$23,221	$26,934	$(3,713)	(14)%
Cost of sales	$15,811	$10,890	$4,921	45%
Gross margin before fair value adjustments	$7,410	$16,044	$(8,634)	(54)%
Gross margin % before fair value adj. (1)	32%	60%	-28%	(47)%
Operating expenses	$15,314	$9,726	$5,588	57%
Adjusted EBITDA (2)	$(1,098)	$13,256	$(14,354)	(108)%
Loss from continuing operations	$(6,833)	$(6,386)	$(447)	7%

Financial Position
Working capital	$96,752	$141,316	$(44,564)	(32)%
Inventories and biological assets	$140,831	$114,969	$25,862	22%
Total assets	$502,276	$376,150	$126,126	34%

Operating Results
Cost of cultivation per gram harvested (3)	$0.75	$0.85	$(0.10)	(12)%
Kilograms harvested	13,711	8,315	5,396	65%

Note 1: Equals gross margin before fair value adjustments (as reflected in the condensed consolidated interim financial statements) and gross margin before fair value adjustments divided by net revenue, respectively.

Note 2: Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (earnings) from continuing operations before: interest expense, net of investment income; income tax; depreciation, amortization, impairment, and gain (loss) on disposal of PP&E (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss and impairment loss from investments in associates; unrealized loss (gain) on changes in fair value of contingent consideration; expenditures incurred in connection with the NASDAQ cross-listing; and the fair value adjustment to biological assets and inventory. See the cautionary statement regarding non-IFRS financial measures in the "Introduction" section at the beginning of this MD&A.

Note 3: Cost of cultivation per gram harvested is a non-IFRS measure and includes "cash" costs such as direct labour, direct materials and manufacturing overhead (e.g. maintenance) as well as "non-cash" expenses such as employee share-based compensation for cultivation employees and depreciation related to buildings and equipment of the production facility. Cost of cultivation does not include packaging costs and other post-harvesting costs, which are added to arrive at the cost for inventory, nor distribution costs (shipping), both of which are included in the cost of sales. See the cautionary statement regarding non-IFRS financial measures in the "Introduction" section at the beginning of this MD&A.

REVENUE

For the three months ended February 29, 2020, the Company reported $23,221 in net revenue. Of this amount $15,009 (65%) was sold to the adult-use recreational market, $2,384 (10%) to the medical market, $5,563 (24%) to the wholesale market and $226 (1%) to the international market with the balance of sales generated from other sources. Q2 Fiscal 2020 net revenue decreased from Q2 Fiscal 2019 net revenue of $26,934, primarily due to lower recreational flower and oil sales volumes as a result of large orders to fill pipelines in Alberta and Ontario in Q2 Fiscal 2019, a lower average net selling price resulting from increased competition, and evolving consumer preferences for which a provision for product returns and price adjustments was recorded in Q2 Fiscal 2020 mostly related to recreational oil. This was partially offset by the launch of Rec 2.0 products (vapes and chocolates) during the quarter and higher medical revenues as well as wholesale and international revenues, which had not occurred in the prior comparative quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	5

Net revenues for Q2 Fiscal 2020 were composed of sales during the quarter of $24,278 (net of excise), less a provision for product returns and price adjustments of $1,057 (net of excise). The majority of the product returns and price adjustments were largely due to recreational oil, which has seen lower than anticipated demand in the adult-use recreational market, and other slow-moving product.  The lack of a sufficient retail network and slower than expected store openings in Ontario continued to impact sales in Q2 Fiscal 2020, which was further exacerbated by increased industry supply. The Company no longer formulates recreational cannabis oil and as a result this category is not expected to be a significant part of the Company's revenue prospects going forward. The Company is cognizant that in this new and emerging market, the size of the customer base, its demands, and preferences cannot yet be ascertained with any level of certainty or reliability and future demand for existing and new products remains to be seen as the market develops and matures.

Dried flower comprised  80% of net revenue in the quarter.  The average net selling price ("ASP") of dried flower decreased $0.38 to $4.56 per gram on a quarter-over-quarter basis as the Company had significant wholesale revenue in the current quarter compared to Q2 Fiscal 2019 (lower ASP at a higher gross margin), recorded sales returns provisions of $1,057 related to prior period sales, and experienced general price compression in the adult-recreational and medical markets as these markets matured and the customer and product mix evolved.  Selling prices are prone to fluctuation and there may be further price compression as the market and Company's customer and product mix evolves.

Sales volumes of dried flower in grams declined (4%) to 4,093 kg in Q2 Fiscal 2020 compared to the prior year comparative quarter, primarily as a result of significant volumes of product shipped during Q2 Fiscal 2019 to address orders to fill pipelines and product shortages subsequent to the initial launch of the adult-recreational market.

COST OF SALES

Cost of sales for the three months ended February 29, 2020 increased to $15,811 compared to $10,890 in the prior year comparative period, primarily as a result of higher post-harvest costs, initial production inefficiencies resulting from the launch of vapes and chocolates, and inventory provisions and write-offs of approximately $1,279.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS

The Company realized gross margin before fair value adjustments for the three months ended February 29, 2020 of $7,410, or 32% as a percentage of net revenue, compared to $16,044, or 60%, in the prior year comparative period.  The decrease in gross margin before fair value adjustments as a percentage of net revenue is largely due to: (i) a lower ASP from increased competition and the ongoing evolution of the customer and product mix; (ii) higher cost of sales on higher post-harvest costs, and inventory provisions and write-offs as well as the product mix during the period, which continues to be dynamic; and (iii) inefficiencies from initiating production on Rec. 2.0 products, which may persist in the near-term.

OPERATING EXPENSES

Selling, general and administrative expenses (including non-cash share based compensation) increased to $15,314 for Q2 Fiscal 2020 from $9,726 in Q2 Fiscal 2019 due to an increase in staffing, commissions on sales, office and general expenses, building depreciation, and professional fees and public company-related costs as the Company continued to scale up its operations in connection with the adult-use recreational market, which includes the cannabis derivatives market that launched in December 2019.

ADJUSTED EBITDA

Negative adjusted EBITDA1 was $(1,098) in Q2 Fiscal 2020 compared to adjusted EBITDA of $13,256 in Q2 Fiscal 2019.  The decrease in adjusted EBITDA is primarily attributed to higher cost of sales and selling, general and administrative expenses on lower revenues as described above, as the Company continues to build its operations, including the launch of Rec 2.0, and adapts to changing market dynamics, consumer preferences, and increased competition.

________________________________

1 Adjusted EBITDA is a non-IFRS financial measure.  See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	6

FINANCIAL POSITION

Working capital as at February 29, 2020 declined to $96,752 from $152,417 as at August 31, 2019 largely due to an IFRS requirement to classify the long-term portion of the BMO term loan ($76,360) to current liabilities as the Company was in violation of one of its covenants.  On April 7, 2020, the Company obtained a covenant  waiver from its lenders that waives compliance with the fixed charge coverage ratio financial covenant from February 29, 2020 until May 30, 2020 and is currently negotiating an amendment to its credit facility agreement to address this matter.  While the Company believes it will be successful in negotiating the amendment, there is no guarantee that it will obtain the amendment, or that the terms of the amendment will not impose more onerous obligations on the Company. Any such result could have a material adverse effect on the financial position, operations, business and prospects of the Company.  For further detail, see "Balance Sheet, Liquidity and Capital Resources" in this MD&A and note 10 of the Interim Financial Statements.

COST OF CULTIVATION PER GRAM HARVESTED

"Cost of cultivation" per gram harvested2 includes "cash" costs such as direct labour, direct materials and manufacturing overhead (e.g. maintenance) as well as "non-cash" expenses such as employee share-based compensation for cultivation employees and depreciation related to buildings and equipment of the production facility. Cost of cultivation does not include packaging costs or other post-harvesting costs, which are added to arrive at the cost for inventory, nor distribution costs (i.e. shipping), both of which are included in the cost of sales.  Thus, readers are cautioned against comparing cost of cultivation per gram harvested with cost of sales for the same period(s) for at least two reasons: (1) Cost of sales includes packaging costs and distribution (i.e. shipping) costs, the production cost of late-stage biological assets that are disposed of, provisions and write-downs for inventory that does not pass the Company's quality assurance standards and obsolete products and packaging, and other production overhead which "Cost of cultivation" does not (see "Cost of Sales and Gross Margin" in this MD&A for illustrative schematic), and (2) there is a delay between when product is harvested and when it is sold, which can be one or two quarters (or longer with extraction material).

The Company experienced a cash cost of cultivation of $0.53 ($0.75 including non-cash depreciation and share-based compensation) per gram harvested in Q2 Fiscal 2020 ($0.65 and $0.85, respectively, for Q2 Fiscal 2019). The decrease is primarily attributable to the Company achieving more economies of scale with its expanded cultivation capacity compared to the prior year quarter. Cost of cultivation is an input cost for our cost of goods sold, which was $2.88 per gram DFE for flower and oil products for Q2 Fiscal 2020 ($2.18 per gram DFE for Q2 Fiscal 2019). Cost of goods sold is higher than cost of cultivation for the reasons noted above in this MD&A.  Vapes and chocolates were not factored into the above cost per gram DFE.

During the quarter and consistent with historical practice, the Company captured sweet-leaf trim harvested (plant material near the cannabis flower which is generally rich with cannabinoids and is used for extraction) in its harvested yields.  This sweet-leaf trim represents approximately 30-35% of the quoted harvested yield.

The Company is currently assessing the quantity of sweet leaf inventory it has on hand together with its inventory of cannabis concentrates together with the reduced workforce due to impacts from COVID-19 and the Company currently expects to reduce its sweet leaf cultivation in the near-term, which would have the effect of increasing the average cost per gram of harvested dried flower.

As a function of its reduced workforce subsequent to quarter end (see "Key Developments During the Quarter and Subsequent to February 29, 2020 - Global Impact of the COVID-19 Virus" in this MD&A), the Company will see corresponding reductions in production, cultivation, and processing and packaging capacity in future periods which are currently expected to have a negative impact on future operating results.  The Company is not yet able to quantify those expected impacts.

The Company harvested 13,711 kg of cannabis during Q2 Fiscal 2020 compared to 8,315 kg in Q2 Fiscal 2019.  This increase was primarily due to the cultivation of product from Phase 4A and 4B.

2 Cost of cultivation per gram harvested is a non-IFRS financial measure.  See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	7

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO FEBRUARY 29, 2020
GLOBAL IMPACT OF THE COVID-19 VIRUS

In December 2019, a novel strain of coronavirus ("COVID-19") emerged in China. Since then, it has spread to over a hundred other countries and infections have been reported around the world. Canada confirmed its first case of COVID-19 on January 25, 2020 and its first death related to COVID-19 on March 9, 2020. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic.  The number of confirmed cases of COVID-19 in Canada as of the date this MD&A was approved is estimated to be in excess of 17,000 individuals and the global number of confirmed cases is estimated to be in excess of 1.4 million.

In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place, and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions.  The continued spread of COVID-19 nationally and globally could have an adverse impact on Organigram's business, operations and financial results and position, including through disruptions to the Company's cultivation and processing activities, supply chains and sales channels, as well as a deterioration of general economic conditions including a possible national or global recession.  Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on Organigram's business, operations or financial results and position, other than described below.  Further impacts could include an impact on our ability to maintain operations, to obtain and maintain debt and obtain equity financing on attractive commercial terms or at all, impairment of investments, impairments in the value of our non-current assets, or potential future decreases in revenue or the profitability of our ongoing operations, any of which could be material.

As of April 5, 2020, Ontario removed cannabis retail stores from the essential workplace list and ordered store closures for at least two weeks.  On April 7, 2020, Ontario reversed the April 5th order in part by authorizing cannabis retail stores to offer delivery and curbside pick-up services.  This temporary order will last 14 days with the possibility of an extension if the government's emergency order on business closures is extended. The Ontario Cannabis Store (OCS) continues to offer online sales with delivery to Canada Post offices.  Cannabis stores in Newfoundland and Labrador and Prince Edward Island (PEI) temporarily closed their doors until further notice on March 19 and 20, 2020, respectively.  PEI’s e-commerce site, which is owned and operated by the province, will continue to process orders and private retailers in Newfoundland Labrador are permitted to offer online ordering.

In December 2019, Ontario announced that new store authorizations are expected to be issued beginning in April 2020, at an initial rate of approximately 20 per month.  During this period of store closure (as described above), the government is placing a temporary pause on the issuing of retail store authorizations until the government 's emergency order has been lifted.  Société québécoise du cannabis also previously announced plans to double its number of stores, however this may be delayed as well due to impact of COVID-19. Licensed Producers, including the Company, may be adversely impacted as a result of these government initiatives.

CORPORATE ACTION PLAN

On April 7, 2020, Organigram announced the temporary layoff of approximately 45 per cent of its workforce primarily to help boost COVID-19 containment efforts. The Company has offered voluntary layoffs to certain staff and those that accepted made up the majority of the layoffs.  In some cases, due to the impacts of COVID-19, some administrative, support and other functions were deemed non-essential to the short-term needs of the business and were temporarily laid off. The temporary layoffs were initiated on March 24, 2020 and the Company will continuously monitor the evolving situation.

Lump-sum payments (equating to approximately two weeks of work) will be paid to the affected employees to help bridge the gap to available government programs.  In addition, the Company will absorb the employee paid portion of health, dental and short-term disability premiums for all employees during this difficult time. The impact of these temporary layoffs will result in a charge of approximately $560 during the month of April 2020, which is primarily associated with the lump sum payments provided to these employees.  In the event that these employees are not recalled and/or the employment relationship is otherwise terminated the Company would remain liable for termination or severance payments.  These numbers are subject to change as additional employees elect to take a temporary layoff in response to COVID-19.

The Company plans to maintain an experienced group of employees at its Moncton facility with skills flexible enough to work on various production and packaging lines to help fulfill anticipated provincial demand levels.

During this temporary period, Organigram expects to be faced with cultivation, harvest, production and packaging reductions but will also plan to supplement with inventories on hand to meet anticipated demand.  Specifically, the Company will be focused on leveraging automated and the most efficient lines of production and will deprioritize lower margin products requiring higher manual labour.

The Company believes it has sufficient inventory levels to supplement reduced harvest plans and enough contingency staff to keep packaging capacity intact in order to meet anticipated demand for the short term. The Company also remains comfortable with its current inventory levels from external suppliers (e.g. vaporizer products, packaging materials) and has not experienced any significant disruptions to date.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	8

Organigram, which operates one facility in Moncton, New Brunswick and has offices in Moncton, Toronto and Ottawa, has already taken actions as recommended by Public Health Agency of Canada and the provincial Public Health authorities. Measures include, but are not limited to, the following:

  An Emergency Response Team was established to monitor pandemic updates, review safety protocols, assess public health risk and develop action plans
  Moved to a work from home environment for any functions not required onsite
  Implemented travel restrictions for work related travel, restricted visitor access to the facility and imposed self-isolation for any employees who may have had symptoms of sickness and/or returned from international travel as of March 13th
  Increased focus on sanitation and social distancing, with additional hand sanitizing stations throughout the facility, cleaning and sanitizing of high touch surfaces, and additional cleaning in common areas
  Imposed restrictions on large meetings and gatherings, opting for web-based meetings and teleconferencing
  Mandatory reporting of any hourly employee absence to an attendance phone line including specific reporting of any COVID-19 symptoms
  Reminders of measures to reduce risk of infection and prevent spread including washing hands and avoiding contact with faces

NEW PRODUCT LAUNCHES

Despite having product ready for packaging, the Company is no longer able to provide guidance on specific launch timing of ANKR Organics branded products (previously expected to launch in Fiscal 2020) as the Company continues to assess the impact of a reduced workforce on its prioritization of products for packaging and delivery.  Further, the Company is no longer able to provide any guidance on specific launch timing for its powdered beverage product (previously expected to launch in Q2 calendar 2020) due to the uncertainty of the impact and length of the COVID-19 situation.

LEADERSHIP CHANGES

On January 3, 2020, the Company announced the departure of Jeff Purcell, Senior Vice President of Operational Services who left the Company to pursue other interests. Matt Rogers, Vice President of Operations, assumed the responsibilities of Mr. Purcell, and the Company's Research and Development group is now reporting directly to the Chief Executive Officer, Greg Engel.

On February 25, 2020, the Company announced each of the eight nominees listed in its management information circular dated January 23, 2020 was elected as a director of the Company at the Annual and Special Meeting of Shareholders held on February 25, 2020. The newly elected Board of Directors of the Company comprised Peter Amirault, Greg Engel, Dexter John, Geoffrey Machum, Ken Manget, Sherry Porter, Stephen Smith and Derrick West.

On March 4, 2020, the Company announced Paolo De Luca, the Company's then Chief Financial Officer ("CFO") was appointed Chief Strategy Officer of the Company and Derrick West, then a member of the Board of Directors and formerly the Chairman of the Company's Audit Committee, was appointed as the Company's CFO and resigned from the Board of Directors.

OTHER KEY DEVELOPMENTS

On December 4, 2019, the Company established an at-the-market equity program (the "ATM Program") pursuant to a prospectus supplement to the November 22, 2019 base shelf prospectus. The supplement allowed the Company to issue up to $55 million (or its U.S. dollar equivalent) of Common Shares from treasury to the public from time to time, at the Company's discretion. All Common Shares sold in the ATM Program were sold through the TSX or the NASDAQ at the prevailing market price at the time of sale.

Subject to securities laws and stock exchange requirements, the volume and timing of distributions under the ATM Program were determined in the Company's sole discretion. All of the Common Shares issuable pursuant to the ATM Program were issued as of February 13, 2020. The Company has used, and intends to continue to use, the net proceeds of the ATM Program to fund capital projects, for general corporate purposes and to repay indebtedness. As Common Shares distributed in the ATM Program were issued and sold at the prevailing market price at the time of the sale, prices varied among purchasers during the period of the distribution.

Distributions of the Common Shares through the ATM Program were made pursuant to the terms of an equity distribution agreement dated December 4, 2019 among the Company, BMO Nesbitt Burns Inc., as Canadian agent, and BMO Capital Markets Corp., as U.S. agent (collectively, the "agents").

During the quarter, the Company issued 16,201,183 Common Shares pursuant to the ATM Program for gross proceeds of $54,966 at a weighted average price of $3.39 per Common Share. Net proceeds realized were $52,885 after agents' commissions of $1,100, regulatory fees of $12, and legal and professional fees of $969. Proceeds were raised in both USD (for Common Shares sold through the NASDAQ) and CAD (for Common Shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.  The Company may  issue additional Common Shares or other securities under the base shelf prospectus from time to time as the Board of Directors determines.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	9

On December 12, 2019, the Company received Health Canada's approval for the licensing of the remaining 16 cultivation rooms within Phase 4B, which represents approximately 13,000 kg per year of increased target cultivation capacity.  The amendment of the License also includes approval for an expanded site perimeter for Phase 4C as well as Phase 5 and approval for the operations area that houses the Company's chocolate production line. Additional drying and storage areas have also been added to the License.

On December 23, 2019, the Company announced that the first of its Rec 2.0 products have been released, including Trailblazer Spark, Flicker and Glow 510-thread Torch vape cartridges, starting December 17, 2019.

On January 9, 2020, the Company announced that it had been chosen as one of Atlantic Canada's Top 100 Employers and recognized as one of the progressive and forward-thinking organizations. Organized by the editors of Canada's Top 100 Employers, this annual competition recognizes exceptional workplaces in Canada's four Atlantic provinces.

On January 23, 2020, the Company announced that it had been awarded top honours in the consumer-driven Leafly Readers Choice Awards for products from its premium adult recreational Edison Cannabis Co. brand. In its press release announcing the winners, Leafly reported that over 30,000 votes had been cast across the Canadian cannabis industry . Leafly describes itself as the world’s largest cannabis information resource . The Company’s Edison Cannabis Co. products took first-place position in four key product categories: Top THC-Dominant Flower – La Strada, Top Pre-Roll – El Dorado, Top THC Oil – Edison Sativa and Top CBD Oil – Edison CBD, and different winning spots in other product categories.

On February 20, 2020, the Company continued the roll out of its portfolio of adult-use recreational products including Edison vape pens, powered by Feather technology, and cannabis-infused chocolates, Edison Bytes.

On March 23, 2020, the Company received Health Canada's approval for the licensing of the remainder of its Phase 5 expansion together with the renewal of its Licenses for standard cultivation, standard processing and sale for medical purposes under the Cannabis Regulations. The renewed and expanded Licenses are effective as of March 20, 2020 for a three-year period until March 20, 2023.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	10

MONCTON CAMPUS EXPANSION

PHASE 4 EXPANSION

The complete Phase 4 expansion of the Moncton Campus facility represents a total of 77,000 kg per year of additional annual target production capacity and has been divided into a series of stages (4A: 25,000 kg; 4B: 28,000 kg; and 4C: 24,000 kg).

As of the date of this MD&A, construction of Phases 4A and 4B has been completed and licensing approval from Health Canada received for total target licensed cultivation capacity of 89,000 kg per year (once fully operational) . The Company's management has decided to fill these new rooms at a slower pace in response to less than anticipated consumer demand at this time which the Company believes is largely due to the lack of an adequate retail store network and due to a reduced workforce at the Moncton Campus facility to boost COVID-19 containment efforts and protect the health of employees. The Company will continue to closely monitor market conditions and the evolving COVID-19 situation.

As first disclosed with the release of Organigram's 2019 annual financial results on November 25, 2019, the Company's management made a strategic decision to delay final completion of Phase 4C (the final stage of the Phase 4 expansion), previously targeted for the end of calendar 2019, largely due to lower than anticipated consumer demand noted above and to more effectively manage and prioritize cash flow as well as potentially use the space in Phase 4C for other opportunities (if strategic and/or market factors dictate).

Management will assess its decision to delay the completion of Phase 4C on an ongoing basis based on the progress and extent of new retail store openings, consumer demand and impacts of the COVID-19 situation.  The Company has completed a significant portion of Phase 4C, such that the Company's management believes the remaining construction can be completed in a relatively short timeframe to be ready to respond to an increase in consumer demand which may result from more store openings. If Phase 4C is completed and assuming it is fully licensed and operational, the entire Moncton Campus facility is expected to have annualized target production capacity of approximately 113,000 kg of dried flower and sweet leaf.

The Company continues to expect the estimated capital cost of the entire Phase 4 expansion (including Phase 4C) to be in the range of $135 to $145 million.  The estimated capital cost to complete all of Phase 4 (including the remaining construction of Phase 4C as originally contemplated) was approximately $10 million as at quarter-end.  Of this amount, the Company only plans to spend $2 million due to its decision to delay the completion of 4C as originally intended.

PHASE 5 REFURBISHMENT

Phase 5 plans include refurbishing 56,000 square feet of interior space within the Company's existing facility for design under European Union GMP ("EU GMP") standards for additional extraction capacity, a derivatives and edibles facility and additional office space.  EU GMP describes the minimum standard that a manufacturer must meet in their production processes.  EU GMP is subject to inspections and certifications coordinated by the European Medicines Agency.  As the Company has additional work to do to complete its Phase 5, it has not yet moved to the inspection or certification phase.  Phase 5 plans include expanded vaporizer pen filling and automated packaging, additional extraction by both CO2 and hydrocarbons as well as more area for formulation including short path distillation for edibles and vaporizer pen formulas.  As of the date of this MD&A, Phase 5 construction has received licensing from Health Canada and includes approval of a two-floor production facility designed to support all processing activity as well as dedicated spaces for packaging of flower, pre-rolls, vape pens and powdered beverages. The amendment to the License also allows for new purpose-built harvest and drying rooms and support areas for quality assurance, maintenance and sanitation.

The estimated total capital cost of Phase 5 is expected to be approximately $65 million. The estimated capital cost to complete Phase 5 was approximately $11 million as at quarter-end, largely related to the installation of certain equipment in the edibles and extraction area.  Although the Company intends to complete the build-out of Phase 5, funds will be expended at a slower pace than previously anticipated to balance near-term priorities with respect to COVID-19.

The Company has also invested $15 million in a high speed, high capacity, fully automated chocolate production line with the ability to produce up to an estimated 4 million kg of cannabis-infused chocolates per year. The production line includes an advanced chocolate molding line and a fully integrated packaging line that includes advanced engineering, robotics, high-speed labeling and automated carton packing.  During the quarter, the chocolate production line was commissioned and commercial production began.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	11

For further detail on the Company's strategy and plans for new derivative legalization, please see "Canadian Adult-Use Recreational Market 2.0" in this MD&A.

In addition to the Phase 4 and Phase 5 expansions, the Company also owns approximately 12.1 acres located across the road from its current production facility, which is available for any future expansion if needed.

The estimates of additional production capacity and costs related thereto in Phase 4 and Phase 5 represent forward-looking information and are based on a number of material factors and assumptions, including the following:

•  The facility size of the Moncton Campus will be as estimated with the same amount of cultivation space being used per grow room for cultivation as in Phase 2 and Phase 3;

•  The ratio of dried flower cultivated per canopy square foot of grow room will be consistent with historical output in the Company's existing facilities; and

•  All grow rooms designated as production rooms will be utilized for their intended purposes (from time to time rooms may be used for other permitted purposes, such as for storage).

Several factors can cause actual costs and capacity to differ from estimates including, but not limited to, timing for receipt of regulatory approvals from Health Canada, construction delays or postponements and unforeseen obstacles. See "Risk Factors" in this MD&A and in the Company's current AIF.  Capital expenditures incurred encompass cost of work performed (including any retention/holdback amounts) and are added to property, plant and equipment during the period.

				EXPENDITURES ($M)
PHASE	PURPOSE	STATUS AS OF DATE OF MD&A	KG/YR OF TARGET PRODUCTION(1)	SPENT IN Q2-2020	SPENT IN FISCAL 2020	ESTIMATE TO COMPLETE AT FEB 29, 2019
1/2/3	Propagation, PreVeg, Organic, Flower, Post Harvest, Temporary Vapes Processing Area	Licensed and in Production	36,000	_	_	_
4A	Flower Rooms	Licensed and in Production	25,000	_	_	_
4B (2)	Flower Rooms	Licensed and in Production	28,000	1	3	_
4C (3)	Flower Rooms	Completion Halted in Response to Market Conditions	24,000	3	17	10
5 (i) (4)	Post Harvest Rooms, Edibles, Vapes	Licensed and in Production	N/A	13	32	11
5 (ii) (4)	Harvest Rooms, Drying Rooms, Filling and Packaging Rooms for Various Products, Larger Extraction Facilities	Licensed	N/A
			113,000	17	52	21

(1) Once licensed and fully operational

(2) Due to less than anticipated consumer demand and the reduced workforce as a result of the COVID-19 pandemic largely discussed herein, the Company's management is currently filling these rooms at a slower pace.

(3) Of the $10 million estimated to complete Phase 4C as originally intended, the Company expects to spend $2 million based on current market conditions.

(4) The $11 million estimated to complete Phase 5 is expected to be spent at a slower pace than previously anticipated in light of near-term priorities related to the impact of COVID-19.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	12

OPERATIONS AND PRODUCTION

CULTIVATION

While the vast majority of incremental production capacity in 2017 to 2019 by competitors was generated from greenhouse (not indoor) production, Organigram focused on a core competency of controlling conditions in precisely built indoor environments with a commitment to continuous improvement and investment in information technology. Organigram believes that it has achieved the best of both worlds: (1) high quality indoor grown product; and (2) a low cost of production.

The Company has made significant strides in terms of maximizing production in its cultivation facilities. The introduction of Phases 2, 3, 4A and 4B has brought on facilities which allow the Company to control all critical facets of the lighting and environmental elements in its facilities to drive maximum quality and yield in the plants it produces. The Company has also developed its own in-house proprietary information technology system called OrganiGrow, a database which tracks all grow cycles by harvest period, strain, room, environmental conditions and other factors, which in turn allows the Company to understand and refine the optimal methods to grow cannabis plants. The quality and yield of the Company's cultivation efforts have resulted in award winning products and, to the best of the Company's knowledge based on the public disclosures it has reviewed, which may not be comparable, one of the lowest known cost of cultivation in the Canadian industry when compared to other indoor or greenhouse facilities.

The Company continues to undertake continuous improvement programs with a goal to increase yields and cannabinoid content as well as evaluate additional strains in its genetic bank to expand its product offering to the adult recreational marketplace. To date, the cannabinoid content in harvested flower and sweet leaf has reached all-time highs and the Company has identified what it views as an optimal balance of high yields and high cannabinoid content.

EXTRACTION

The Company had $9,650 of dried cannabis available for extraction as of the end of Q2 Fiscal 2020. This volume of inventory is too large for the Company to process with its current in-house extraction capabilities. The Company has taken two measures to address this issue. Firstly, the Company entered into a multi-year extraction agreement with Valens GroWorks Corp. ("Valens") during Q2 Fiscal 2019, pursuant to which Valens extracts cannabis flowers and trim produced from the Moncton Campus as well as hemp from 703454 N.B. Inc. (carrying on business as "1812 Hemp" or "1812") to produce extract concentrate. Secondly, the Company is in the process of expanding its in-house extraction capabilities as part of its Phase 5 Refurbishment.

EMPLOYEES

The Company ended Q2 Fiscal 2020 with 816 employees compared to 615 employees at the end of Q2 Fiscal 2019. Labour is a significant cost to the Company for both cultivation and in particular in packaging which currently represents the largest operations department in the Company.

Subsequent to quarter-end, Organigram announced the temporary layoff of approximately 45 per cent of its workforce primarily to help boost COVID-19 containment efforts (see "Key Developments During the Quarter and Subsequent to February 29, 2020 - Global Impact of the COVID-19 Virus" in this MD&A).  The Company has offered voluntary layoffs to certain staff and those that accepted made up the majority of the layoffs.  In some cases, due to the impacts of COVID-19, some administrative, support and other functions were deemed non-essential to the short-term needs of the business and were temporarily laid off. The temporary layoffs were initiated on March 24, 2020 and the Company will continuously monitor the evolving situation.

CANADIAN ADULT-USE RECREATIONAL MARKET 2.0

Organigram has an exclusive consulting agreement with TGS Global, LLC ("TGS")3 (formerly TGS International LLC), a vertically integrated cannabis company which owns and operates over 300,000 square feet of state licensed and regulated production, processing, and manufacturing facilities, as well as medicinal and/or adult-use retail locations in the state of Colorado.  Insights have been gained through the relationship with TGS to better understand demand on particular product forms, as well as market share trends over time.

_________________________________
3 The Company has no equity or other financial interest in TGS, nor does it provide TGS with any products or services. The terms of the agreement provide for a royalty payment to TGS on products sold in Canada. Organigram has no investment or ownership in any entity in the United States nor does it provide any products or services to entities in the United States.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	13

The Company is focused on achieving a leadership position in the Rec 2.0 market by offering customers innovative, high quality products. The Company intends to deploy a strategy aimed at product depth as opposed to breadth to maintain its strong track record of delivering on supply commitments, which is critical to building brand equity.

Organigram shipped the first of its Rec 2.0 products on December 17, 2019 including Trailblazer Spark, Flicker and Glow 510-thread Torch vape cartridges followed by its first shipment of Edison + Feather ready-to-go distillate pens on February 20, 2020.  Powered by Feather technology, Edison vape pens are ready-to-use inhalation-activated pens that are designed to offer adult consumers a simple and intuitive user experience. The Company expects to start shipping Edison + PAX ERA® distillate cartridges, its premium line of vape products in Q2 calendar 2020.

On February 20, 2020, the Company also began shipping the first of its premium cannabis-infused chocolates, Edison Bytes, which are truffles in both milk and dark chocolate formulations. The chocolates are available to Canadian adult consumers as single chocolates containing 10 mg of cannabis each and sets of two truffles containing 5 mg each.

As previously announced, Organigram's researchers have developed a proprietary nano-emulsification technology that is anticipated to provide an initial absorption of the cannabinoids within 10 to 15 minutes. Our researchers transformed this emulsification into a solid form, turning it into a dissolvable powder.  This shelf stable, water-compatible, unflavored nano-emulsion formulation powder is also expected to begin to be absorbed within 10 to 15 minutes when ingested after being added to a liquid.

The emulsification process developed by the Organigram team generates micro-particles that are very small and uniform (size of 20 nanometers), which is expected to translate to an absorption and onset of effect that is believed to be rapid, reliable and controlled. With traditional edibles, beverages, and ingestible oil-based extracts, the body spends significant time breaking down fat soluble cannabinoid particles which are then absorbed and metabolized in the body before the effects are felt. This lengthy process can result in accidental overconsumption and undesirable experiences.

The nano-emulsion technology is also anticipated to have stability to temperature variations, mechanical disturbance, salinity, pH, and sweeteners.

The powdered formulation, subject to confirmatory testing and commercialization, holds the potential to offer consumers a measured dose of cannabinoids which they can then add to liquid, such as a beverage of their choice, while also offering the discretion, portability and shelf life expected of a dried powder formulation.

The Company is no longer able to provide any guidance on specific launch timing for its powdered beverage product (previously expected to launch in Q2 calendar 2020) due to the uncertainty of the impact and length of the COVID-19 situation.

For additional details on expanding capacity for the second phase of Canadian adult-use recreational market launch or "Rec 2.0", see "Phase 5 Refurbishment" in this MD&A.

In addition to a line-up of Rec 2.0 products, the Company expects to roll out a few new core strains, such as the high THC Edison Limelight, across the country over the next several months following success as limited-time-offers in smaller markets.

MEDICAL MARKET

Organigram's sales in the medical market in Q2 Fiscal 2020 were stable. The Company continues to be focused on ensuring there is no disruption in product availability for its patients.

In September 2018, the Company announced that it would be absorbing the excise tax for its patients. As excise costs vary by jurisdiction, this amount may vary depending on the relative jurisdictional mix of sales. This initiative has been well received by both patients and educators and emphasized Organigram's ongoing commitment to its patients. The Company has also decided to increase its offering to its medical compassionate program, allowing for further access to Organigram products for lower-income patients.

On January 16, 2020, Organigram announced it had secured a supply agreement with Medical Cannabis by Shoppers, the online medical cannabis platform by Shoppers Drug Mart Inc. ("Shoppers").  Under the terms of the agreement, the Company is providing Shoppers with a wide range of products including dried flower, oils and other derivative products as they become available. The agreement is for a three-year term subject to renewal for an additional two years.  The Company started shipping to Shoppers on April 8, 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	14

REGISTERED PATIENTS

The Company quantifies the number of patients as those with an active prescription registration. The Company's active patient count was 16,781 at the end of Q2 Fiscal 2020 compared to 14,875 patients at the end of Q2 Fiscal 2019. As a result of the shifting dynamics (launch of adult-use recreational market) it will take the Company a number of quarters to be able to better anticipate the long-term trend of the medical patient count and medical cannabis business in Canada.

INTERNATIONAL CANNABIS & CBD MARKETS

The Company continued to monitor its investments during Q2 Fiscal 2020.

ALPHA-CANNABIS GERMANY

On October 10, 2018, the Company, through a wholly-owned subsidiary, executed an investment agreement with alpha-cannabis® Pharma GmbH ("Alpha-Cannabis Germany" or "ACG"), located in Stadthagen, Germany, pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25% interest in the aggregate issued and outstanding capital of ACG, on a fully diluted basis, for an aggregate investment of €1,625,000 (approximately $2.44 million) plus an additional amount of up to €875,000 (approximately $1.35 million) payable to ACG by way of issuance of Common Shares by the Company upon achievement of certain milestones.

Established in 2016, ACG is a privately held company that is strategically positioned to serve the German medical cannabis market. With a team of highly experienced and reputable specialists from the pharmaceutical industry with scientific and business backgrounds, ACG is focused on the development, production and marketing of cannabis-based active pharmaceutical ingredients and pharmaceuticals.

The Company intends to provide ACG with dried cannabis flower as well as sweet leaf for conversion into extracts for the burgeoning German medical cannabis market. Further, the parties also entered into an agreement whereby the Company has an option to purchase pure synthetic CBD isolate from Alpha-Cannabis Germany.

Organigram and ACG jointly submitted a tender for domestic cultivation in Germany in Q1 Fiscal 2019.  In April 2019, the Company and ACG learned they were not awarded any lots for domestic cannabis production by Germany's Federal Institute for Drugs and Medical Devices. The Company believes another tender process is likely in the future. With further improvements to ACG facilities underway as well as additional licensing expected, Organigram believes ACG and itself will be better positioned in the next tender process for domestic cultivation.

EVIANA

On October 2, 2018, the Company along with an institutional strategic investor each participated 50% in a $10 million senior unsecured convertible debenture offering (the "Debenture Offering"), which included share purchase warrants, by Eviana Health Corporation ("Eviana") by way of a private placement investment.  The combination of the $5 million convertible debentures and share purchase warrants provide the Company with a potential ownership interest of up to 21.4%, subject to certain restrictions, should it desire to exercise its rights.

Eviana was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa. Eviana holds certain assets in the Balkan region relating to the cultivation of post-harvest, storage, and extraction of industrial hemp plant.

Additionally, the Company entered an offtake agreement with Eviana whereby the Company has the right, but not the obligation, to purchase up to and including 25% of Eviana's annual CBD production (or a comparable form, including CBD crystals) for a period of five years from when it is first made commercially available by Eviana at 95% of the agreed raw CBD oil wholesale market price.

On October 10, 2019 Eviana appointed GMP Securities L.P. as a financial advisor to assist in the evaluation of certain strategic options including a private placement and joint venture proposal from Abrazen-Devolli.  On October 28, 2019, Eviana provided a default announcement in accordance with National Policy 12-203 Management Cease Trade Orders ("NP 12-203"). Eviana made an application to the British Columbia Securities Commission, as its principal regulator, for a management cease trade order ("MCTO") under NP 12-203 in respect of an anticipated default regarding its annual filings. On November 1, 2019, a cease trade order (CTO) was issued by the British Columbia Securities Commission and the Ontario Securities Commission.  On November 5, 2019, Eviana was suspended from the CSE in accordance with CSE Policy 3 which is considered a regulatory halt as defined in National Instrument 23-101 - Trading Rules.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	15

At February 29, 2020, the Company identified indicators of impairment with respect to its investment in Eviana.  The Company determined the recoverable amount of Eviana to approximate $1,400 based on the higher of fair value less costs to sell ("FVLCS") and value-in-use ("VIU").  An impairment loss of $1,600 has been included in the statement of (loss) income and comprehensive (loss) income.

As of the date of this MD&A, the Company has not yet received its December 31, 2019 interest payment on the Eviana convertible debenture.

OTHER STRATEGIC INVESTMENTS AND DEVELOPMENTS

The Company remains committed to the development and acquisition of cannabis or hemp related businesses and production assets in Canada or abroad (subject to compliance with applicable law), intellectual properties, technologies or other assets that are synergistic to the Company's Canadian and international strategies.

HYASYNTH

On September 12, 2018, the Company entered into a strategic investment to purchase an aggregate of $10 million convertible secured debentures (the "Hyasynth Debentures") of Hyasynth Biologicals Inc. ("Hyasynth"), a biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis, in three separate tranches.  Organigram has purchased $5 million in secured convertible 8% Hyasynth Debentures and has further agreed to purchase up to an additional $5 million of Hyasynth Debentures in a series of two other tranches of $2.5 million each based on Hyasynth attaining certain production milestones and the satisfaction of certain other customary closing conditions.

Hyasynth has patent-pending enzymes, yeast cells and processes that make it possible to produce phytocannabinoids and phytocannabinoid analogues in genetically modified strains of yeast. These proprietary enzymes and yeast strains have allowed Hyasynth to produce CBG, CBD and THC for novel and specialized products such as vaporizable cannabis products and cannabis infused beverages for a fraction of the cost of traditional plant-based production. The Company anticipates that its investment in Hyasynth will provide the Company with access to what it expects to be the future of cannabinoid production. The Company expects that cost-effectiveness and scalability will be necessary to meet the needs of both the Canadian and global cannabis markets.

In addition to the investment, Organigram has the right to purchase potentially all of Hyasynth's cannabinoid or cannabinoid-related production at a 10% discount to the wholesale market price for a period of ten years.  In addition to the major cannabinoids such as CBD and THC, Hyasynth is also pursuing the production and scale-up of minor cannabinoids found only in limited quantities in the cannabis plant. One subset of these minor cannabinoids includes propyl-cannabinoids such as cannabigerivarin (CBGV) and tetrahydrocannabivarin (THCV).  While the Company expects that there will always be a need for premium indoor grown cannabis flowers, working with Hyasynth offers the potential to more quickly respond to market demand for cannabinoid-based recreational and medical cannabis products.

Further information regarding the terms and conditions of this investment, including accounting methodology, is disclosed in the Company's Interim Financial Statements.

SUPPLY AGREEMENT FOR HEMP FOR CBD EXTRACTION

On January 18, 2019, the Company entered into an agreement with 1812 Hemp, a New Brunswick based industrial hemp research company to secure supply and support research and development on the genetic improvement of hemp through traditional plant breeding methods. 1812 Hemp is focused on further developing a line of Canadian cultivars (specific varieties of plants cultivated to enhance desirable qualities) of high cannabidiol yielding hemp for the Canadian climate.

Pursuant to the supply agreement, the Company receives a 25% discount on all dried product purchased from 1812 Hemp and has continued access to future 1812 harvests from December 17, 2018 to December 16, 2023, with the option to extend for an additional five-year period. The Company made a payment of $1.5 million to 1812 Hemp in connection with this supply agreement.  Organigram acquired access to approximately 6,000 kg of dried hemp flower harvested in the fall of 2018, which it mostly acquired in Q3 Fiscal 2019.

In addition, pursuant to the supply agreement with 1812 Hemp, Organigram has a right-of-first refusal on future procurement of hemp from 1812 Hemp.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	16

On July 26, 2019, the Company entered into an advance payment and support agreement ("Payment Agreement") with 1812 Hemp.  Under the terms of the Payment Agreement, the Company advanced $3.0 million to 1812 Hemp in the form of a secured loan. These amounts may be applied against future purchases of hemp under the supply agreement described above. The aggregate amount of advances outstanding under the Payment Agreement as of January 1, 2020 will accrue interest of 9.0% per annum, calculated monthly, until the entire balance of advances is paid. Repayment of the advances is due June 30, 2021 however any purchases of hemp from time to time will reduce the outstanding balance of the advances.  As at February 29, 2020, 1812 had offered the Company hemp for purchase in amounts that may be sufficient to retire in full the outstanding balance of advances.  The Company has agreed to purchase $751 of hemp from 1812 Hemp to date and is currently assessing any further purchase requirements.

At February 29, 2020, $2,181 was outstanding with respect to the Payment Agreement, which has been split between the current portion of the loan receivable of $722 and the long-term portion of the loan receivable of $1,459 based on the Company's estimated purchases of hemp and expected repayment rate.

USE OF PROCEEDS OF PRIOR FINANCINGS

The following table sets out the Company's previously disclosed expected uses of prior financings as set out in the prospectus filings of prior financings, which include: i) the proceeds of the offering of the December 2017 units; and ii) the proceeds of the offering of the January 2018 Debentures.

	ESTIMATED FUNDS REQUIRED FOR COMPLETION AS AT THE DATE OF THE RELATED PROSPECTUS	FUNDS THE COMPANY EXPECTS TO REQUIRE FOR COMPLETION AS AT FEB 29, 2020	ACTUAL FUNDS SPENT AS OF FEB 29, 2020	EXPECTED TIMEFRAME FOR COMPLETION AS AT THE DATE OF THE RELATED PROSPECTUS	EXPECTED TIMEFRAME FOR COMPLETION AS AT THE DATE HEREOF
Moncton Campus expansion (Phase 4)	$95.0 million	$9.9 million[3]	$122.3 million	December 2019	December 2019[4]
Strategic international opportunities	$5.4 million to $21.6 million[1]	$5.4 million to $21.6 million[1]	$7.6 million[2]	Ongoing	Ongoing
Strategic domestic expansion	Up to $43.1 million	Up to $38.0 million	$5.1 million	Ongoing	Ongoing
Hemp market presence	Up to $10.8 million	Up to $8.4 million	$4.5 million	Ongoing	Ongoing

(1) Comprised of December 2017 and January 2018 financings

(2) Excludes contingent consideration that is to be settled in Common Shares of the Company

(3) Of the $9.9 million estimated to complete Phase 4 as originally intended, the Company expects to spend $1.5 million based on current market conditions.

(4) As disclosed in the "Moncton Campus Expansion" section of the MD&A, the Company has decided to delay final construction completion of Phase 4C, originally scheduled for completion by the end of calendar 2019.  The Company completed Phase 4A and 4B prior to December 2019.

As set out in the table above, the majority of the funds raised were allocated for specific purposes, particularly related to the expansion of the Moncton Campus and strategic opportunities (refer to the "Moncton Campus Expansion" and "International Cannabis & CBD Markets" sections in this MD&A). At this stage, potential strategic acquisitions are at various stages of progression and the allocation of funds may change depending on the strategic priorities of the Company and management's assessment of the competitive landscape.

During the three months ended February 29, 2020, the Company raised net proceeds of approximately $52.9 million under its ATM Program. The Company has used, and intends to continue to use, the ATM net proceeds to fund capital projects, for general corporate purposes and to repay indebtedness.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	17

FINANCIAL REVIEW AND DISCUSSION OF OPERATIONS

CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES

The Company uses certain non-IFRS performance measures such as adjusted EBITDA (excluding fair value adjustment to inventory and biological assets) in its MD&A or other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the cautionary statement in the "Introduction" section at the beginning of this MD&A.

FINANCIAL HIGHLIGHTS

Below is the quarter-over-quarter analysis of the changes that occurred for the three months ended February 29, 2020 and February 28, 2019.  Commentary is provided in the pages that follow.

	Q2-2020	Q2-2019	$ CHANGE	% CHANGE
Financial Results
Gross revenue	$27,309	$33,473	$(6,164)	(18)%
Net revenue	$23,221	$26,934	$(3,713)	(14)%
Cost of sales	$15,811	$10,890	$4,921	45%
Gross margin before fair value adjustments	$7,410	$16,044	$(8,634)	(54)%
Gross margin % before fair value adj.	32%	60%	(28)%	(46)%
Fair value adjustments to biological assets and changes in inventory sold	$3,878	$(8,086)	$11,964	(148)%
Gross margin	$11,288	$7,958	$3,330	42%
Operating expenses	$15,314	$9,726	$5,588	57%
Income (loss) from operations	$(4,026)	$(1,768)	$(2,258)	128%
Other expense (income)	$2,807	$4,618	$(1,811)	(39)%
Net income (loss) from continuing operations	$(6,833)	$(6,386)	$(447)	7%
Net income (loss) from continuing operations per common share, basic	$(0.041)	$(0.049)	$0.008	(16)%
Net income (loss) from continuing operations per common share, diluted	$(0.041)	$(0.049)	$0.008	(16)%

Financial Position
Working capital	$96,752	$141,316	$(44,564)	(32)%
Inventory and biological assets	$140,831	$114,969	$25,862	22%
Total assets	$502,276	$376,150	$126,126	34%
Non-current financial liabilities	$2,072	$10,996	$(8,924)	(81)%

NET REVENUE FROM CONTINUING OPERATIONS

Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis oil sold to the adult-use recreational, medical, wholesale, and international marketplaces.  During Q2 Fiscal 2020, the Company also launched its vape and chocolate products to the adult-use recreational market.

For the three months ended February 29, 2020, net revenues declined 14% to $23,221 from $26,934 for the three months ended February 28, 2019 primarily due to lower recreational flower and oil sales volumes as a result of large pipeline fill orders to Alberta and Ontario in Q2 Fiscal 2019, increased competition, and evolving consumer preferences, particularly with respect to oil.  This was offset by the launch of Rec 2.0 products (vapes and chocolates) during the quarter and wholesale and international revenues, which had not occurred in the prior comparative quarter.

Net revenues for Q2 Fiscal 2020 were composed of sales during the quarter of $24,278 (net of excise), less a provision for product returns and price adjustments of $1,057 (net of excise). The majority of the product returns and price adjustments were largely due to recreational oil which has seen lower than anticipated demand in the adult-use recreational market and other slow-moving product.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	18

In Q2 Fiscal 2020, dried flower comprised 80% of net revenue in the quarter.  The ASP of dried flower decreased to $4.56 per gram compared to $4.94 per gram in Q2 Fiscal 2019 as the Company had significant wholesale revenue in the current quarter compared to Q2 Fiscal 2019 (lower ASP at a higher gross margin), recorded sales returns provisions of $1,057 related to prior period sales, and experienced general price compression in the adult-recreational and medical markets as these markets matured and the customer and product mix evolved.  Selling prices are prone to fluctuation and there may be further price compression as the market and Company's customer and product mix evolves.

Sales volumes of dried flower in grams declined 4% to 4,093 kg in Q2 Fiscal 2020 compared to the prior year comparative quarter, primarily as a result of there being significant volumes of product shipped during Q2 Fiscal 2019 to address pipeline fills and product shortages subsequent to the initial launch of the adult-recreational market.

For the six months ended February 29, 2020, the Company recorded an increase of 23% in net revenues to $48,374 from $39,373 for the six months ended February 28, 2019.  Net revenue increased on a year-to-date basis primarily due to the launch of Rec 2.0 products (vapes and chocolates) during Q2 Fiscal 2020 and wholesale and international revenues, which had not occurred in the prior comparative period.  This was offset by a decrease in recreational flower and oil sales volumes as a result of large pipeline fill orders shipped during the initial launch of the adult-use recreational market, increased competition, and changing consumer preferences, particularly with respect to oil.

For the six months ended February 29, 2020, the ASP of dried flower decreased to $4.48 per gram compared to $5.03 per gram for the six months ended February 28, 2019 due to $14,742 (or 30% as a percentage total net revenue) in opportunistic wholesale revenues compared to none in the prior year (lower ASP at a higher gross margin), as well as sales returns provisions related to prior period sales.  Offsetting this decline in ASP was a 57% increase in sales volumes over the prior year six-month comparative period due to legalization of adult-recreational use cannabis only coming into effect partway through Q1 Fiscal 2019.

REVENUE COMPOSITION

The Company's management reviews revenue composition by product category as follows for three months ended February 29, 2020 and February 28, 2019:

(1) Comprised primarily of sales returns and price allowance provisions

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	19

COST OF SALES AND GROSS MARGIN

The gross margin from continuing operations for the three months ended February 29, 2020 was $11,288 compared to $7,958 for the prior year comparative period. The increase in gross margin quarter-over-quarter was primarily driven by fair value changes to biological assets and inventory in the prior year comparative period (fair value loss of $8,086), offset by lower gross margin before fair value adjustments on lower sales volumes and higher post-harvest and inventory provision costs in the current period.

The gross margin from continuing operations for the six months ended February 29, 2020 was $22,481 compared to $59,705 for the prior year comparative period. The decrease in gross margin year-over-year was primarily driven by fair value changes to biological assets and inventory in the prior year comparative period (fair value gain of $34,839), lower gross margin before fair value adjustments on a lower ASP and higher post-harvest and inventory provision costs in the current period.

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 - Agriculture. The net increase in fair value adjustments on a quarter-to-date basis is due to additional production capacity that came online during the quarter and an increase in harvested plants resulting in an increase in fair value on the growth of biological assets of $33,671(February 28, 2019 - $9,508), which  was offset by the realization of the fair value increment for inventory sold during the quarter of $(9,403) (February 28, 2019 - $(16,738)) and adjustments to the net realizable value of inventory of $(20,390) (February 28, 2019 - $(856)).  The significant increase in adjustment to the net realizable value of inventory relates primarily to a write-down of the Company's inventory of flower and trim available for extraction, for which the Company has no immediate need given the sufficient inventories of concentrated extract already on hand.

For the six months ended February 29, 2020, the fair value adjustment to biological assets and inventory decreased from $34,839 to $5,729, which was comprised of an increase in fair value on the growth of biological assets of $59,569 (February 28, 2019 - $61,893) that was offset by the realized fair value amounts included in inventory sold of $(23,241) (February 28, 2019 - $(26,198)) and the adjustment to net realizable value of $(30,599) (February 28, 2019 - $(856)).  The adjustment to the net realizable value of inventory relates primarily to the Company’s flower and trim available for extraction as described above.

Cost of sales primarily consists of the following:

•  Costs of sales of cannabis (dried flower, cannabis oil, and other wholesale formats such as extract) include the direct costs of materials and labour and depreciation of manufacturing related items such as building, and equipment related to the production of cannabis sold. This includes growing, cultivation and harvesting costs, quality assurance and quality control, as well as packaging and labelling.

•   Cost of sales also includes the costs related to other products such as vaporizers and other accessories.

•   Cost of sales also includes shipping expenses to deliver product to the customer.

•   The production cost of late-stage biological assets that are disposed of, provisions and write-downs for inventory that does not pass the Company's quality assurance standards and obsolete products and packaging, and other production overhead.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	20

Illustrative Overview of Composition and Flow of Biological Assets, Inventories, and Cost of Sales

Notes:

1. The above illustration is for informational purposes only and should not be viewed as an exact representation of the actual flow of inputs and outputs. Certain items referenced above may not have a standard meaning under IFRS and therefore should be considered non-IFRS measures. Readers should refer to the notes of the August 31, 2019 year-end financial statements for the official accounting policies.

2. The majority of stock options expense related to the manufacturing and operations groups and most of the Moncton Campus depreciation is captured as part of cultivation costs, however a certain amount of these costs are also added during the post-harvest and extraction phases.

3. Fair value adjustments are made to the cost basis of biological assets which collectively become the cost basis of inventories. Inventories are then carried at the lower of cost and net realizable value. When sold a portion of inventory is charged to cost of sales (actual costs) with the remainder (FV adjustments) to "Fair value adjustments to biological assets" on statements of income.

4. Excise taxes are excluded from this diagram and are reflected as a netting adjustment against gross revenue to arrive at net revenue for presentation purposes in the condensed consolidated interim financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	21

GROSS MARGIN BEFORE FAIR VALUE CHANGES TO BIOLOGICAL ASSETS AND INVENTORIES SOLD

The fair value adjustment to biological assets and inventories sold is a non-cash gain (loss) and is based on fair value less cost to sell. Prior quarters have been adjusted to reflect results only from continuing operations and the reclassification of shipping expenses. Refer to notes 25 and 26 of the Annual Financial Statements for further information.

The increase in gross margin before fair value changes to biological assets and inventories sold up to Q1 Fiscal 2019 is consistent with the Company's low cost of production and ability to sell most of its products at the medium to high end of the product categories. The decline in gross margin before fair value changes to biological assets and inventories sold in Q4 Fiscal 2019 is believed to be an anomaly resulting from an increase in production costs, a temporary decline in production yields during Q3 Fiscal 2019 that resulted in higher cost product being sold through in Q4 Fiscal 2019, year-end inventory adjustments, and write-downs of legacy packaging materials that have been replaced with new, more consumer-friendly packaging. During Q1 Fiscal 2020, the Company's gross margin before fair value changes to biological assets and inventories sold increased to $9,342 but decreased in Q2 Fiscal 2020 due to lower sales volumes and costs associated with the launch the new Rec 2.0 products, higher post-harvest costs, and inventory write-downs and provisions.

Gross Margin before fair value changes to biological assets and inventories sold	Q3-F18	Q4-F18	Q1-F19	Q2-F19	Q3-F19	Q4-F19	Q1-F20	Q2-F20

Gross margin from continuing operations	11,696	32,465	51,746	7,958	(179)	(11,059)	11,194	11,288
Less: Fair value changes to biological assets and changes in inventory sold	10,066	30,846	42,925	(8,086)	(12,456)	(11,806)	1,852	3,878
Gross margin before fair value changes to to biological assets and inventories sold	1,630	1,619	8,821	16,044	12,277	747	9,342	7,410
Divided by: net revenue from continuing operations	3,422	3,213	12,439	26,934	24,750	16,290	25,153	23,221
Gross margin % (before fair value changes to bio assets and inventories sold	48%	50%	71%	60%	50%	5%	37%	32%

GENERAL AND ADMINISTRATIVE

For the three months ended February 29, 2020, general and administrative expenses from continuing operations increased to $8,537 compared to $2,603 in the prior year comparative period. The additional increase from the prior year comparative period is related to an increase in internal resources, office and general expenses, office building depreciation, professional fees, and public company-related costs as the Company continued to scale up its operations in connection with the development of the adult-use recreational market and the cannabis derivatives market that launched in December 2019.  Part of the increase during Q2 Fiscal 2020 relates to expenses that are expected to decline or not recur in future periods, including certain consulting costs and professional fees related to the project-specific work such as the launch of Rec 2.0 products during the period.

For the six months ended February 29, 2020, the Company incurred general and administrative expenses from continuing operations of $14,425 compared to $4,774 (excluding general and administrative expenses attributable to Trauma Healing Centers ("Trauma Healing") of $75) in the prior year comparative period. The increase year-over-year is related to the same factors noted above.

SALES AND MARKETING

For the three months ended February 29, 2020, the Company incurred sales and marketing expenses from continuing operations of $5,481 compared to $3,138 for the three months ended February 28, 2019. The further development of the adult-use recreational market and the Company's investment in its brand portfolio as well as the preparation for the Rec 2.0 launch resulted in increased spending quarter-over-quarter. These expenses include increased advertising and promotional spend, client service and sales staff, educational materials, as well as commissions on sales.

For the six months ended February 29, 2020, the Company incurred sales and marketing expenses from continuing operations of $9,011 compared to $5,495 for the prior year comparative period. The increase year-over-year is related to the same factors noted above.

Sales and marketing and general and administrative expenses, excluding non-cash share-based compensation ("SG&A"), were $14,018 for Q2 Fiscal 2020, up from $5,741 in Q2 Fiscal 2019. As a percentage of net revenue, SG&A expenses increased to 60% in Q2 Fiscal 2020 from 21% in Q2 Fiscal 2019 as the Company invested more in the marketing and promotion of its product portfolio while also scaling its operations for the launch of its Rec 2.0 line of products.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	22

SHARE-BASED COMPENSATION

The Company recognized $1,296 and $2,917 in share-based compensation in relation to selling, general and administrative employees for the three and six months ended months ended February 29, 2020 compared to $3,985 and $4,957 for the prior year comparative periods. For the three months ended February 29, 2020, 920,000 options were granted to employees, including production employees, of the Company, valued at $1,629, compared to 1,262,500 options granted in the prior year comparative period, valued at $3,674. Included in the three months ended February 29, 2020 were 250,000 options granted to key management personnel compared to 685,000 options granted for the three months ended February 28, 2019. The decrease in share-based compensation expense year-over-year is primarily a result of more options having been granted, most of which partially vested immediately, during the prior year comparative period.

For the six months ended February 29, 2020, 1,340,000 options were granted, valued at $2,716, compared to 1,832,500 options granted in the prior year comparative period, valued at $5,494. Included in the six months ended February 29, 2020 were 250,000 options granted to key management personnel compared to 685,000 options granted for the six months ended February 28, 2019.

Included in the three and six months ended February 29, 2020 were nil and 218,370 (February 28, 2019 – 794,449 and 794,449) restricted share units (“RSUs”) granted to employees, of which nil and 165,093 RSU’s were issued to key management personnel and members of the Board of Directors compared to 631,949 and 631,949 RSUs issued for the three and six months ended February 28, 2019.

During the three and six months ended February 29, 2020, nil and 142,187 performance share units ("PSUs") were granted to employees (February 28, 2019 - nil and nil), of which nil and 88,910 PSUs were issued to key management personnel and members of the Board of Directors compared to nil issued for the prior year comparative periods.

Share-based compensation was valued using the Black-Scholes valuation model for stock options and the fair value of the shares on the date of the grant for RSUs and represents a non-cash expense. The fair value of PSUs was based on the Company's share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

FINANCING COSTS AND INVESTMENT INCOME

Financing costs are comprised of cash interest expense, the amortization of transaction costs, the discount of the long-term debt outstanding during the period, the loan modification loss as described below, and for the prior year comparative period, the discount of the convertible debentures that were previously outstanding. The decrease in financing costs for the three and six months ended February 29, 2020 to $1,966 and $2,830, respectively, from $4,314 and $8,504 in the prior year comparative periods is primarily attributable to the complete conversion of the convertible debentures in April 2019, which were still outstanding in the prior year comparative period, and the resulting lower effective interest rate as well as a lower average outstanding debt balance.

On November 15, 2019, the Company amended its Facilities (“Amended Facilities”) with BMO to: i) extend the final draw deadline of the Term Loan (“Amended Term Loan”) from November 30, 2019 to March 31, 2020; ii) postpone the commencement of scheduled principal repayments on the Term Loan from February 28, 2020 to May 31, 2020; and iii) realign the financial covenants structure, effective November 30, 2019, to be more consistent with industry norms up to and including May 31, 2020.  The financial covenants will revert to the original structure on August 31, 2020.  The interest rate margin will be fixed during this period.  The Company incurred an amendment fee of $140 plus customary legal expenses in connection with the amendment.

The Amended Facilities were further amended on February 28, 2020 to extend the final draw deadline of the Amended Term Loan from March 31, 2020 to May 31, 2020.

In accordance with IFRS 9, such modification to the Facilities as outlined above is not an extinguishment of debt either qualitatively or quantitatively, rather it is a non-substantial modification. Therefore, as per the provisions of IFRS 9 the Company recorded a loss on debt restructuring based on the difference in the present value of the restructured net cash flows discounted at the original effective interest rate ("EIR") versus the present value of the original net cash flows discounted at the original EIR.  This loss of $831 has been recorded under financing costs in the statement of loss (income) and comprehensive (loss) income.

Investment income of $162 and $89 was earned for the three and six months ended February 29, 2020, respectively, compared to investment income of $229 and $475 for the prior year comparative periods. The decrease in investment income was related to the maturing of short-term investments in August 2019 ($nil outstanding during the period), which was further reduced by realized and unrealized fair value losses on the mark-to-market revaluation of marketable securities.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	23

INVESTMENTS IN ASSOCIATES AND CONTINGENT CONSIDERATION

During Q1 Fiscal 2019, the Company made three strategic and international investments as described previously in this MD&A, which are being accounted for as investments in associates in the Company's financial statements. During the three and six months ended February 29, 2020, the Company's share of loss from these investments in associates was $294 and $550, respectively, compared to $507 and $507 in the prior year comparative periods. Since all three of these investments are effectively in the start-up or early phases of their operations, these losses are generally to be expected.

At February 29, 2020, the Company identified indicators of impairment with respect to its investment in Eviana.  The Company determined the recoverable amount of Eviana to approximate $1,400 based on the higher of: 1) FVLCS; and 2) VIU.  An impairment loss of $1,600 has been included in the statement of (loss) income and comprehensive (loss) income.

In connection with the Alpha-Cannabis Germany investment, the Company had committed to contingent consideration to be paid in the form of Common Shares of the Company upon the achievement of certain milestones by Alpha-Cannabis Germany. This contingent consideration liability is carried at fair value in the Company's statement of financial position. For the three and six months ended February 29, 2020, the Company recorded an unrealized gain of $193 and $571 on the revaluation of this liability compared to an unrealized loss of $646 and $646 in the prior year comparative periods. The gain is primarily attributable to the decrease in the market price of the Company's Common Shares.

NET INCOME (LOSS) FROM CONTINUING OPERATIONS

Net loss from continuing operations for the three months ended February 29, 2020 was $(6,833) or $(0.041) per Common Share (basic and diluted), compared to $(6,386) or $(0.049) per Common Share (basic and diluted) for the prior year comparative period. The change to net loss for the current quarter was a result of higher gross margin due to positive fair value changes to biological assets and inventory sold, offset by higher selling, general, and administrative expenses as the Company continued to scale up operations.

Net loss from continuing operations for the six months ended February 29, 2020 was $(7,696) or $(0.048) per Common Share (basic and diluted), compared to net income from continuing operations of $23,131 or $0.179 per Common Share (basic) and $0.168 per Common Share (diluted) for the prior year comparative period. The increase in net loss over the prior year comparative period is a result of significantly lower fair value changes to biological assets and inventory sold and higher operating expenses as the Company scaled up operations.

DISCONTINUED OPERATIONS

During the fourth quarter of Fiscal 2018, management decided to discontinue operations of Trauma Healing. On October 16, 2018, the sale of Trauma Healing was completed to VIVO Cannabis Inc. Revenue and expenses, gains and losses relating to the discontinuation of Trauma Healing have been eliminated from profit or loss from the Company's continuing operations and are shown as a single line item in the statements of income and comprehensive income. The Company made the decision to divest its interest in Trauma Healing in order to focus its efforts on the emerging adult-use recreational cannabis market. The Company did not view Trauma Healing as a part of its core business and does not anticipate that the disposal of its interest in Trauma Healing to have any material impact on the expected financial performance on Organigram going forward.

The net loss from discontinued operations during the three and six months ended February 28, 2019 was $nil and $38, or $nil and $nil per Common Share (basic and diluted).

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	24

SUMMARY OF QUARTERLY RESULTS

	Q3-F18	Q4-F18	Q1-F19	Q2-F19	Q3-F19	Q4-F19	Q1-F20	Q2-F20

Financial Results
Adult-use recreational revenue (net of excise)	-	-	9,236	24,460	21,802	13,361	12,867	15,009
Direct to patient medical revenue (net of excise)	2,999	3,053	2,793	2,357	2,793	2,376	2,667	2,384
International, wholesale and other revenue	436	137	410	117	155	553	9,619	5,828
Net revenue from continuing operations	3,435	3,190	12,439	26,934	24,750	16,290	25,153	23,221
Net income (loss) from continuing operations	4,086	18,091	29,517	(6,386)	(10,180)	(22,456)	(863)	(6,833)
Net income (loss) from continuing operations per common share, basic	0.033	0.157	0.231	(0.049)	(0.068)	(0.144)	(0.006)	(0.041)
Net income (loss) from continuing operations per common share, diluted	0.030	0.152	0.195	(0.049)	(0.068)	(0.144)	(0.006)	(0.041)
Operational Results
Cost of cultivation - cash ($/gram)	0.66	0.62	0.56	0.65	0.95	0.66	0.61	0.53
Cost of cultivation - non-cash ($/gram)	0.14	0.21	0.18	0.20	0.34	0.28	0.26	0.22
Total cost of cultivation ($/gram)	0.80	0.83	0.74	0.85	1.29	0.94	0.87	0.75
Dried flower yield per plant (grams)	93	127	153	164	110	148	152	155
Harvest (kg)	1,208	6,323	8,042	8,315	6,052	7,434	12,759	13,710
Registered medical patients (#)	15,316	15,730	13,505	14,875	17,000	17,200	18,125	16,781
Employee headcount (#)	261	356	479	615	622	707	766	816

The legalization of adult-use cannabis for recreational purposes in October 2018 resulted in a significant increase in revenue in Q1 Fiscal 2019, which continued through Q3 Fiscal 2019 as the recreational market matured. Prior to this period, the Company was incrementally growing its medical cannabis business, while also preparing for the launch of adult-use cannabis market for recreational purposes. The decrease in revenue in Q4 Fiscal 2019 was due to the lack of a sufficient retail network and slower than expected store openings in Ontario, which was further exacerbated by increased industry supply and a changing market dynamic that resulted in the recognition of a provision for product returns and price adjustments as described previously.

Net income between Q3 Fiscal 2018 through to Q1 Fiscal 2019 increased primarily as a result of the Company's fair value adjustment to biological assets as the Company built-up inventories in advance of the recreational market launch. This was offset by increasing SG&A expenditures during the same timeframe as the Company increased its headcount substantially and invested in sales and marketing, recruitment and retention, and various other administrative expenditures. Net income for Q2 Fiscal 2019 through Q2 Fiscal 2020 declined as the Company recorded net negative changes to Company's fair value adjustments to biological assets and inventories sold and as investment in SG&A increased and cost of goods sold increased. Excluding the aforementioned trends, no seasonality has been historically noted and the Company does not currently anticipate any such trends going forward, other than the market development trends noted previously.

Adjusted EBITDA

This is a non-IFRS measure and the Company calculates adjusted EBITDA from continuing operations as net income (earnings) before interest expense, net of investment income; income tax; depreciation, amortization, impairment, and gain (loss) on disposal of PP&E (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss and impairment loss from investments in associates; unrealized loss (gain) on changes in fair value of contingent consideration; expenditures incurred in connection with the NASDAQ cross-listing; and the fair value adjustment to biological assets and inventory. Management believes the exclusion of the fair value adjustment is an alternative representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on the valuation of biological assets and inventory using a fair value less cost to sell model. The most directly comparable measure to adjusted EBITDA (excluding fair value adjustment to biological assets and inventory) calculated in accordance with IFRS is net income (loss) from continuing operations.

Management changed the calculation of adjusted EBITDA during Q2 Fiscal 2019 and has conformed prior quarters accordingly to include an add-back for share-based compensation, share of loss from investments in associates, expenditures incurred in connection with the NASDAQ cross-listing, and unrealized loss on changes in fair value of contingent consideration.

Adjusted EBITDA  increased from Q3 Fiscal 2018 through to Q2 Fiscal 2019 as the adult-use recreational market was legalized in October 2018 but experienced a decrease during Q3 and Q4 Fiscal 2019 due to lower gross margins on increased production costs, inventory write-downs, and sales provisions as well as higher SG&A expenditures. In Q1 and Q2 Fiscal 2020, adjusted EBITDA increased owing to increased gross margin and lower operating expenses compared to Q4 of Fiscal 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	25

Adjusted EBITDA (Non-IFRS Measure)	Q3-F18	Q4-F18	Q1-F19	Q2-F19	Q3-F19	Q4-F19	Q1-F20	Q2-F20
Adjusted EBITDA Reconciliation
Net income (loss) from continuing operations as reported	$4,070	$18,091	$29,517	$(6,386)	$(10,180)	$(22,456)	$(863)	$(6,833)
Add:
Interest expense (investment income) from continuing operations	3,679	3,861	3,944	4,085	362	616	937	1,804
Income tax expense (recovery)	-	5,653	12,785	(620)	(2,248)	(6,289)	202	(698)
Depreciation, amortization, impairment, and gain (loss) on disposal of PP&E from continuing operations (per statement of cash flows)	923	1,556	1,671	1,802	2,220	3,955	3,760	4,406
Less/(Add): fair value adjustment to biological assets and net realizable value adjustment to inventory	10,066	30,846	42,925	(8,086)	(12,456)	(11,806)	1,852	3,878
Adjusted EBITDA as Previously Reported	$(1,394)	$(1,685)	$4,992	$6,967	$2,610	$(12,368)	$2,184	$(5,199)
Add:
Share-based compensation (per statement of cash flows)	1,157	1,977	1,847	5,136	3,875	4,036	2,805	2,400
Share of loss and impairment loss from investments in associates	-	-	-	507	415	1,289	256	1,894
Unrealized loss on changes in fair value of contingent consideration	-	-	-	646	363	(864)	(378)	(193)
Nasdaq cross-listing expenditures	-	-	-	-	449	-	-	-
Adjusted EBITDA Revised	$(237)	$292	$6,839	$13,256	$7,712	$(7,907)	$4,867	$(1,098)
Divided by: net revenue from continuing operations	3,422	3,213	12,439	26,934	24,750	16,290	25,153	23,221
Adjusted EBITDA Margin % (Non-IFRS Measure)	-7%	9%	55%	49%	31%	-49%	19%	-5%

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES

The following represents selected balance sheet highlights of the Company at the end Q2 Fiscal 2020 and Q4 Fiscal 2019:

	FEBRUARY 29, 2020	AUGUST 31, 2019	% CHANGE
Cash & short-term investments	$41,239	$47,935	(14)%
Inventories	$113,388	$93,144	22%
Working capital	$96,752	$152,417	(37)%
Total assets	$502,276	$428,525	17%
Total current and long-term debt	$85,203	$49,576	72%
Total shareholders' equity	$378,101	$327,006	16%

On February 29, 2020, the Company had a cash and short-term investments balance of $41,239 compared to $47,935 at August 31, 2019, a decrease of $6,696 which is primarily a result of the purchase of property, plant and equipment as part of the Company's Moncton Campus expansion, which is reflected in the overall increase in total assets, and the scaling up of the business, both of which was partially financed by incremental draws against the Company's Term Loan for $35,000 during Q1 Fiscal 2020 and proceeds from the Company's ATM Program in the amount of $52,885.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	26

Inventories continued to grow as cultivation outpaced packaging and extraction and the Company continues to build up inventories of concentrated extract for Rec 2.0 products. Subject to the impact of COVID-19, the Company expects that the rate of inventory build will slow as new retail outlets and new product lines come online during calendar 2020, driving sales and inventory usage.

Working capital declined to $96,752 at February 29, 2020 largely due to the long-term portion of the BMO term loan ($76,360) being classified to current liabilities as the Company was in violation of its fixed charge coverage financial covenant.  On April 7, 2020, the Company obtained a covenant  waiver from its lenders that waives compliance by the Company with its fixed charge coverage ratio for the period from February 29, 2020 until May 30, 2020.  However, in accordance with IFRS, the Company has presented the entire balance of debt outstanding as a current liability at February 29, 2020.  The Company is currently negotiating an amendment to the credit facility to address this financial covenant matter.  While the Company believes it will be successful in negotiating the amendment, there is no guarantee that it will obtain the amendment, or that the terms of the amendment will not impose more onerous obligations on the Company. Any such result could have a material adverse effect on the financial position, operations, business and prospects of the Company.

Overall, the Company believes in the event that it were not in a position to finance its revised capital expenditure plan through operating cash flows or the $140 million credit facility with BMO, that it could, if necessary and subject to prevailing market conditions, obtain liquidity through the capital markets as the Common Shares are actively traded on two senior exchanges and there is good analyst coverage amongst sell-side brokerages. On November 22, 2019, the Company filed a base shelf prospectus for an amount up to $175 million through the issuance of Common Shares, preferred shares, debt securities, subscription receipts, warrants or units.  The Company can, subject to prevailing market conditions, raise funds from time to time by filing one or more prospectus supplements under the base shelf prospectus.  On December 4, 2019, the Company filed a prospectus supplement to raise up to $55 million under an ATM Program as described herein to shorten the timeline to raise funds for growth opportunities and working capital. During Q2 Fiscal 2020, the Company raised net proceeds of $52,885 by issuing 16,201,183 shares under this program.  The ATM Program was completed on February 13, 2020.

The following highlights the Company's cash flows during the six months ended February 29, 2020 and February 28, 2019:

	FEBRUARY 29, 2020	FEBRUARY 28, 2019
Cash (used) provided by:
Operating activities	$(25,011)	$(22,365)
Financing activities	86,594	16,905
Investing activities	(68,052)	(37,127)
Cash (used) provided	$(6,469)	$(42,587)
Cash position
Beginning of period	47,555	55,064
End of period	$41,086	$12,477
Short-term investments	153	50,882
Cash and short-term investments	$41,239	$63,359

The cash used by operating activities was $25,011, which was primarily driven by the scaling up of operations and investment in working capital as the Company focused its operations on the adult-use recreational cannabis and the cannabis derivatives markets during the six months ended February 29, 2020. The Company has accumulated significant inventory, which  is expected to allow it to have products readily available for sale along with the sufficient concentrates for the launch of its Rec 2.0 product line and available for sale in both Canadian and international markets. This compares to cash used of $22,365 for the prior year comparative period when the business was mostly focused on the initial launch of the adult-use recreational market.

The cash provided by financing activities was $86,594, mainly driven by net proceeds from the ATM Program share issuance of $52,885 in addition to proceeds from long-term debt issued of $34,860. This was offset by cash interest paid of $1,802 and payments towards lease liabilities of $217. In comparison, in the prior year comparative period, cash provided by financing activities was $16,905, which was primarily driven by stock options and warrants exercised of $10,629 plus long-term debt issued for net proceeds of $9,851. This was offset by cash interest paid of $3,369 and payment of long-term debt of $206.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	27

On May 31, 2019, the Company closed a credit facility with Bank of Montreal ("BMO") as lead arranger and agent as well as a syndicate including three other lenders. The facility consists of a $115 million term loan ("Term Loan") and a $25 million revolving credit facility ("Revolver", or together, the "Facilities"), both of which mature on May 31, 2022. Included in the facility is an uncommitted option to increase the Facilities by an incremental $35 million to a total of $175 million, subject to agreement by BMO and the syndicate of lenders and satisfaction of certain legal and business conditions.

During the six months ended February 29, 2020, the Company drew an additional $35,000 under the Term Loan, bringing the total outstanding balance to $85,000 of the total $115,000 Term Loan, which incurred an average cash interest rate of approximately 5.26% during the period.  Based on the current availment option of bankers acceptances' the applicable margin rate is 3.25% above the applicable bankers acceptances' rate.

Pursuant to the previously noted base-shelf prospectus, on December 4, 2019, the Company established the ATM Program that allowed the Company to issue up to $55,000 (or its U.S. dollar equivalent) of Common Shares from treasury to the public, at the Company's discretion. Any common shares sold in the ATM Program were sold through the TSX or the NASDAQ at the prevailing market price at the time of sale.

The Company issued 16,201,183 Common Shares pursuant to the ATM Program during the three months ended February 29, 2020 for gross proceeds of $54,966 at a weighted average price of $3.39 per Common Share. Net proceeds realized were $52,885 after agents' commissions of $1,099, regulatory fees of $12, and legal and professional fees of $968. Proceeds were raised in both USD (for shares sold through the NASDAQ) and CAD (for shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.

The cash used by investing activities was $68,052, primarily driven by the purchase of property, plant and equipment for $64,973 and a loan advance of $2,071. This compares to cash used by investing activities of $37,127 in the prior year period, which was primarily due to the purchase of property, plant and equipment for $48,745 and investment in associate for $12,708, which was partly offset by proceeds from short-term investments of $25,000.

OFF BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements during the three and six months ended February 29, 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	28

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company's executive management team and the Board of Directors.

For the three and six months ended February 29, 2020 and February 28, 2019, the Company's expenses included the following management and board compensation:

	THREE MONTHS ENDED		SIX MONTHS ENDED
	FEBRUARY 29, 2020	FEBRUARY 28, 2019	FEBRUARY 29, 2020	FEBRUARY 28, 2019
Salaries and consulting fees	$746	$489	$1,322	$936
Share-based compensation	656	2,918	1,427	3,311
Total key management compensation	$1,402	$3,407	$2,749	$4,247

During the three and six months ended February 29, 2020, 250,000 and 250,000 stock options (February 28, 2019 - 685,000 and 685,000), respectively, were granted to key management personnel at an average exercise price of $3.15 and $3.15 (February 28, 2019 - $4.75 and $4.75) and aggregate fair value of $421 and $421 (February 28, 2019 - $1,736 and $1,736). In addition, during the three and six months ended February 29, 2020, nil and 165,093 RSU's (February 28, 2019 - 631,949 and 631,949), were granted to key management personnel with an aggregate fair value of $nil and $708 (February 28, 2019 - $3,001 and $3,001), respectively.  For the three and six months ended February 29, 2020, nil and 88,910 PSU's (February 28, 2019 - nil and nil) were issued to key management personnel with an aggregate fair value of $nil and $190,712 (February 28, 2019 - $nil and $nil), respectively.

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES

For the three and six months ended February 29, 2020, the Company received no interest income (February 28, 2019 - $122) on its convertible debenture investment in Eviana, which is being recorded as distributions under the equity accounting method.  The Company had no other transactions nor any balances outstanding with its associates.

SUBSEQUENT EVENTS

i) BMO Term Loan Waiver

At February 29, 2020, the Company was in violation of its fixed charge coverage financial covenant, which is a ratio of the Company's trailing twelve month EBITDA less certain amounts as calculated by the Amended Facilities agreement divided by its fixed charges, which is currently comprised of interest and principal payments for the next twelve months plus other fixed charges.  On April 7, 2020, prior to the approval of this MD&A, the Company obtained a covenant waiver from its lenders that waives compliance by the Company with its fixed charge coverage ratio for the period from February 29, 2020 until May 30, 2020.  However, as a result of the guidance in IAS 1 Presentation of Financial Statements, the Company has presented the entire balance of debt outstanding as a current liability at February 29, 2020.  The Company is currently negotiating an amendment to the Amended Facilities to address this financial covenant matter.  While the Company believes it will be successful in negotiating the amendment, there is no guarantee that it will obtain the amendment, or that the terms of the amendment will not impose more onerous obligations on the Company. Any such result could have a material adverse effect on the financial position, operations, business and prospects of the Company.

ii) Global Impact of the COVID-19 Virus and Temporary Layoffs

As outlined in the "Key Developments During the Quarter and Subsequent to February 29, 2020" section of this MD&A,
COVID-19 is expected to have profound implications for the Company's operations.  The potential financial reporting implications of COVID-19 subsequent to February 29, 2020 are described below.

Management's measurement of biological assets is based on a FVLCS model and the measurement of inventory is based on a lower of cost and net realizable value model.  Since both of these models rely on observable company-specific and market inputs and expectations thereof as at February 29, 2020, management has not taken into consideration any changes to these inputs resulting from these subsequent event conditions.  Management continues to work on revisions to the Company's forecasts and development plans in light of the current conditions and will use these updated assumptions and forecasts in their biological assets and inventory valuation models in prospective periods.

Management's impairment testing for property, plant, equipment and investments in associates is generally based on a FVLCS model.  Management has not considered these subsequent conditions in the impairment assessment of these assets as at February 29, 2020.  Management continues to work on revisions to the Company's forecasts and development plans in light of the current conditions and will use these updated assumptions and forecasts in their impairment indicator analysis and for impairment tests when quantifiable, if such tests are required in prospective periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	29

iii) Lease Amendment and Sub-lease

On March 13, 2020, the Company entered into a lease amending agreement for its Toronto corporate office: i) extending the lease of its existing 5,007 square feet of office space (the "Existing Premises") originally expiring on August 31, 2020; and ii) leasing an additional 6,572 square feet of office space adjacent to the Existing Premises (the "Additional Premises").  The term of the lease for existing premises will be extended for a period of five years and two months commencing on September 1, 2020 and expiring on October 31, 2025. The minimum and estimated additional rent for the Existing Premises is $34 per month for an aggregate obligation over the term of the lease of $2,094. The term of the lease for the Additional Premises will also be five years commencing on November 1, 2020 and ending on October 31, 2025 with a fixturing period commencing September 1, 2020. The minimum and estimated additional rent for the Additional Premises is $44 per month for an aggregate obligation over the term of the lease of $2,660. The Company has the option to extend the lease term by another five years subject to certain conditions.

On March 23, 2020, the Company, as sublandlord, entered into an offer to sublease agreement with a subtenant, as amended on March 26, 2020 pursuant to which the Company agreed to sublease 3,099 square feet of its Additional Premises noted above for a period of five years and two months commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $251 per annum for an aggregate rental income of $1,296 over the term of the sublease. Under the currently contemplated terms, both parties have the mutual right to terminate the sublease upon six months’ written notice to either party, which shall not occur prior to August 31, 2023.

FAIR VALUE MEASUREMENTS

(i) Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company's financial instruments include cash, short-term investments (including marketable securities), accounts receivable, loan receivable, accounts payable and accrued liabilities, long-term debt, unsecured convertible debentures, and contingent share consideration.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

• Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs, other than quoted prices included within Level 1, are observable for the asset or liability, either directly or indirectly; and

•  Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash and cash equivalents, short-term investments, accounts receivable, loan receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long-term debt approximates $85,404.

The fair value of the contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company's expectations of the investment in associates achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At February 29, 2020, the probability of achieving the milestones was estimated to be 100% and the discount rate was estimated to be 20%. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent share consideration would decrease by approximately $43. If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would decrease or increase, respectively, by approximately $31.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	30

(ii) Biological Assets

The Company measures biological assets consisting of cannabis plants at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 on the fair value hierarchy (see above), are used in determining the fair value of biological assets:

•  Average selling price per gram - calculated as the weighted average historical selling price of cannabis sold by the Company, adjusted for expectations about future pricing.

•  Yield by plant - represents the number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

•   Wastage of plants based on their various stages of growth - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

•  Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling and packing.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of February 29, 2020, it is expected that the Company's biological assets will yield 22,735 kg (August 31, 2019 - 16,595 kg) of cannabis when eventually harvested. The Company's estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 19-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT			EFFECT ON FAIR VALUE
ASSUMPTIONS	FEB.29, 2020	AUG. 31, 2019	SENSITIVITY	FEB.29, 2020	AUG. 31, 2019
Average net selling price per gram	$4.59	$5.65	Increase or decrease by $1.00 per gram	$5,975	$3,657
Average yield per plant	155 grams	151 grams	Increase or decrease by 10 grams	$1,770	$1,367

OUTSTANDING SHARE DATA

(i) Outstanding Shares, Warrants and Options and Other Securities

The following table sets out the number of Common Shares, options, and restricted share units outstanding of the Company as at February 29, 2020 and April 9, 2020:

	FEBRUARY 29, 2020	APRIL 9, 2020
Common shares issued and outstanding	173,078,859	173,078,859
Options	9,253,321	8,971,404
Restricted share units	999,282	963,549
Performance share units	131,728	131,728
Total fully diluted shares	183,463,190	183,145,540

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	31

(ii) Share-based Compensation

On February 25, 2020 (the "Approval Date"), the Company's shareholders approved a new omnibus equity incentive plan (the "New Equity Incentive Plan") that will govern grants made on or after the Approval Date.  Existing grants will continue to be governed under the terms of the plan under which they were granted, however, no new grants may be made under such plans. As at the date of this MD&A, there have been no grants made under the New Equity Incentive Plan.

Stock Options

Under the Company's 2011 stock option plan, options could  be granted for up to 10% of the issued and outstanding common shares together with any other equity compensation plan of the Company, as approved by the Company's Board of Directors. The exercise price of any option was determined based on market price calculated in accordance with TSX rules at the time of grant.

The maximum exercise period after the grant of an option under the 2011 stock option plan was 10 years. When an employee's service ends, the expiry date of their options would be accelerated to 90 days thereafter, or less, depending on the terms of the related option agreement.

The Company also issued stock options to third parties in exchange for services.

The change in the options outstanding during the period is as follows:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2019	8,833,194	$4.23
Granted	420,000	$4.89
Exercised	(47,100)	$0.93
Cancelled / Forfeited	(120,100)	$8.35
Balance - November 30, 2019	9,085,994	$4.23
Granted	920,000	$3.31
Exercised	(592,390)	$1.46
Cancelled / Forfeited	(160,283)	$7.11
Balance - February 29, 2020	9,253,321	$4.26

The following is a summary of the outstanding stock options as at February 29, 2020:

OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Range of Exercise Prices	Quantity Exercisable
1,699,682	5.37	$0.30 - $1.97	1,589,266
1,625,754	7.07	$1.98 - $3.13	1,357,087
2,049,367	8.66	$3.14 - $3.82	1,052,634
1,999,668	8.78	$3.83 - $6.32	1,226,294
1,878,850	9.15	$6.33 - $11.27	736,800
9,253,321	7.9		5,962,081

Options outstanding have exercise prices that range from $0.30 to $11.27 with a weighted average remaining life of 7.9 years. Total share-based compensation charges, including related to production employees that are charged to biological assets and inventory, for the three and six months ended February 29, 2020 was $2,400 and $5,205 (February 28, 2019 - $5,136 and $6,983) of which $1,870 and $3,993 (February 28, 2019 - $2,552 and $3,967) related to the Company's stock option plan. The fair value of options granted during the three and six months ended February 29, 2020 was $1,629 and $2,716 (February 28, 2019 - $3,674 and $5,494). These options are measured at fair value at the date of grant and are expensed over the option's vesting period, which typically range from two to three-year terms with options vesting in annual tranches evenly over this time period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	32

The following is the range of assumptions for the six months ended February 29, 2020 and February 28, 2019:

	FEBRUARY 29, 2020	FEBRUARY 28, 2019
Risk free interest rate	1.27% - 1.65%	1.83% - 2.42%
Expected life of options	5.0 - 6.5 years	5.0 - 6.5 years
Expected annualized volatility	72% - 75%	64% - 68%
Expected dividend yield	-	-
Forfeiture Rate	8.0% - 8.7%	7.4% - 7.9%

Volatility was estimated by using the weighted average historical volatility of the Company and other companies that the Company considers comparable. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

EQUITY INCENTIVE PLAN

Under the Company's 2017 Equity Incentive Plan (the "Equity Plan"), the maximum number of common shares that could  be issued upon exercise of share units could not exceed 2,500,000 common shares and could not exceed 10% of the issued and outstanding equity securities of the Company from time to time, combined with any equity securities granted under all other compensation arrangements adopted by the Company. As of February 29, 2020, the Company had granted both RSUs and PSUs under the Equity Plan. The grant price of any RSU or PSU was determined based on market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2.

The following table summarizes the movements in the Company's outstanding RSUs:

NUMBER
Balance - August 31, 2019	842,362
Granted	218,370
Balance - November 30, 2019	1,060,732
Exercised	(41,839)
Cancelled/Forfeited	(19,611)
Balance - February 29, 2020	999,282

The estimated fair value of the equity settled RSUs granted during the three and six months ended February 29, 2020 was $nil and $937 (February 28, 2019 - $3,774 and $3,774), which was based on the Company's share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is one-third each year recognized over three years. For the three and six months ended February 29, 2020, $445 and $944 (February 28, 2019 - $2,129 and $2,275) has been recognized as share-based compensation expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2019	33

The following table summarizes the movements in the Company's outstanding PSUs:

NUMBER
Balance - August 31, 2019	-
Granted	142,187
Balance - November 30, 2019	142,187
Exercised	(10,459)
Balance - February 29, 2020	131,728

The estimated fair value of the equity settled PSUs granted during the three and six months ended February 29, 2020 was $nil and $305 (February 28, 2019 - $nil and $nil), which was based on the Company's share price at the grant date, adjusted for an estimate of likelihood of achievement, and will be recognized as an expense over the vesting period of the PSUs, which is during the fiscal year-ended August 31, 2020. For the three and six months ended February 29, 2020, $74 and $125 (February 28, 2019 - $nil and $nil) has been recognized as share-based compensation expense.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

There have been no changes to the Company's critical accounting policies and estimates during the six months ended February 29, 2020, other than those described previously or in the following section. For more information on the Company's accounting policies and key estimates, refer to the notes in the annual consolidated financial statements and MD&A for the year ended August 31, 2019.

CHANGES IN ACCOUNTING POLICIES

New standards effective September 1, 2019

The Company has adopted the following new IFRS standard for the annual period beginning on September 1, 2019.

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16 Leases, which replaced IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard was effective for annual periods beginning on or after January 1, 2019 and has been adopted by the Company effective September 1, 2019 using the modified retrospective approach where comparative figures were not restated.

As a result of adopting IFRS 16, the Company recognized right-of use ("ROU") assets of $2,244, lease liabilities of $2,219 and a reduction to prepaid expenses of $25 as a result of the leasing arrangements in place at September 1, 2019 and entered into during the six months ended February 29, 2020 by the Company.

The right to use the leased asset was measured at the amount of the lease liability, using the Company's incremental borrowing rate on September 1, 2019 that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The weighted average interest rate as of September 1, 2019 to measure the lease liabilities was 5.70%.

The Company elected to use the following practical expedients on adoption of IFRS 16 on all of its leases:

(a) In accordance with IFRS 16.C3, the election is being taken to not reassess whether a contract is or contains a lease at the date of initial application, and instead to only apply IFRS 16 to contracts that were in the scope of IAS 17;

(b) In accordance with IFRS 16.C8(b)(ii), the election is being taken to measure the right of use asset on September 1, 2019 as an amount equal to the lease liability, adjusted for prepaid or accrued lease payments;

(c) In accordance with IFRS 16.C10(a), the election is being taken to apply a single discount rate to a portfolio of leases with reasonably similar characteristics;

(d) In accordance with IFRS 16.C10(b), the election is being taken to rely on the IAS 37 assessment of whether leases are onerous instead of performing an impairment review;

(e) In accordance with IFRS 16.C10(c), the election is being taken to exclude leases for which the term ends within 12 months from September 1, 2019;

(f) In accordance with IFRS 16.C10(d), the election is being taken to exclude initial direct costs from the measurement of the right-of-use asset on September 1, 2019;

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(g) In accordance with IFRS 16.15, the election is being taken, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component where the non-lease components are not significant compared to the lease components;

(h) In accordance with IFRS 16.5(a), the election is being taken to not recognize an ROU asset and lease liability for leases for which the lease has a term less than 12 months; and

(i) In accordance with IFRS 16.5(b), the election is being taken to not recognize an ROU asset and lease liability for leases for which the underlying asset is of low value that are less than $5,000 USD when new.

The following is a reconciliation between the Company's operating lease commitments disclosed applying IAS 17 as at August 31, 2019 and the lease liabilities as at September 1, 2019 applying IFRS 16:

Reconciliation - IAS 17 to IFRS 16
Operating lease obligations as at August 31, 2019	$3,049
Minimum Future payments not related to lease payments	(411)
Lease payments for renewal options reasonably expected to be exercised but not contractually obligated	655
Relief option for short-term leases	(539)
Relief option for leases of low-value assets	(76)
Gross lease liabilities at September 1, 2019	2,678
Discounting	(459)
Present value of finance lease liabilities at 31 August 2019	$2,219

CONTINGENT LIABILITIES

The Company recognizes loss contingency provisions for probable losses when management is able to reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the minimum amount is recorded. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company's estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick as a result of failed business negotiations. The plaintiffs allege breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company has also launched counter-suits against the plaintiffs on similar grounds, including on the basis that the plaintiffs have breached a covenant of non-competition. The Company believes the plaintiffs' claims to be a nuisance suit. No amount has been accrued in relation to the condensed consolidated interim financial statements for the claim.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the "Claim") was filed with the Supreme Court of Nova Scotia seeking to represent a class who purchased medical marijuana that was the subject of the Company's product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs.

The Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

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The Claim also contained a request for an order certifying the proceeding as a class proceeding.

During late June 2018, certification hearings were heard before the Court in Halifax, Nova Scotia. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal was heard on October 15, 2019.  The decision from the appeal hearing is pending.

The Company is contesting the litigation. The Company reported the Claim to its insurance provider which appointed counsel to defend the Claim. Insurance may be available to cover all or a portion of the fees or damages which may be associated with the Claim although the Company's coverage may be subject to varying limits and exclusions. The litigation process will continue into the foreseeable future unless settled out of court. No amount has been recorded in the condensed consolidated interim financial statements since the amount cannot be reliably measured at this point.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), the establishment and maintenance of Disclosure Controls and Procedures ("DCP") and Internal Control Over Financial Reporting ("ICFR") is the responsibility of management.

The DCP and ICFR have been designed by management based on the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control - Integrated Framework (2013) (the "COSO 2013 Framework") to provide reasonable assurance that the Company's financial reporting is reliable and that its financial statements have been prepared in accordance with IFRS.

Regardless of how well the DCP and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company's objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis.

INTERNAL CONTROL OVER FINANCIAL REPORTING

NI 52-109 requires the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO")  to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS.  The CEO and CFO are also responsible for disclosing any changes to the Company's internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Material Changes to the Control Environment

There have been no changes to the Company's ICFR during the three or six months ended February 29, 2020 that have materially affected, or are likely to materially affect, the Company's ICFR.

Identified Material Weaknesses and Remediation Plans

A material weakness in ICFR is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of a Company's annual or interim financial statements will not be prevented or detected on a timely basis by the Company's internal controls.

The Company retained a third-party service provider to assist it in performing a detailed risk assessment to identify key account and business processes and related controls, which was informed by process flow mapping with key control owners.  As of the interim period ended February 29, 2020, management has identified the following material weaknesses in the Company's ICFR and implemented the associated remediation activity as outlined below.  These material weaknesses have all been identified in previous reporting periods and the Company continues to implement its identified remediation plans and activities as described below.  The Company expects that some remediation work may take longer than initially anticipated as the Company adapts to changes in working environments for its own staff and that of various service providers as a result of the impact of COVID-19.

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General Information Technology Controls (GITC)

The Company did not have effective information technology (IT) general controls over all operating systems, databases, and IT applications supporting financial reports.  Accordingly, process-level automated controls and manual controls that were dependent upon the information derived from IT systems were also determined to be ineffective.

Remediation Plan

The Company has engaged a third party to aid in the identification and assessment of the design and implementation effectiveness of IT related ICFR.  The Company is implementing the remediation internally. The Company intends to commence a logical access review to enhance segregation of duties on certain in-scope applications before the end of Fiscal 2020.  The majority of this work is expected to take place in periods subsequent to Fiscal 2020.

Property, plant and equipment

The Company did not maintain effective controls over the acquisition and disposal of capital assets, including the review of source documentation, authorization for disposal and processing of the related financial transaction(s).

Remediation Plan

To further strengthen controls surrounding property, plant and equipment, management has initiated or intends to initiate during Fiscal 2020 the following procedures:

  Implement a formalized capitalization policy and provide additional training and guidance to internal teams regarding the communicated processes;

  Enhancements to the quarterly capital budget analysis prepared on major projects; and

  Review the asset register and perform a physical inventory count of all the Company's assets.

The Company made advancements during the quarter on enhancing the capital budget analysis.

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company's ICFR in the future.  Management, including the CEO and CFO does not expect that DCP or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses.  A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that control objectives will be met with respect to financial statement preparation and presentation.

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RISK FACTORS

The Company's business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to its business that may have affected or may affect its business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under "Risk Factors" in the AIF. For additional risk factors, readers are directed to the Company's most recent AIF available under the Company's issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and assuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk

Credit risk arises from deposits with banks, short-term investments (excluding investments in equity securities), and outstanding trade and loan receivables.  For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.  For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements.  The maximum exposure to credit risk approximates the $64,032 of cash, short-term investments, accounts receivable, and loans receivable on the statement of financial position at February 29, 2020 (August 31, 2019 - $65,385).

As of February 29, 2020, the Company's aging of trade receivables was as follows:

	FEBRUARY 29, 2020	AUGUST 31, 2019
0-60 days	$13,586	$11,748
61-120 days	1,086	152
Gross trade receivables	$14,672	$11,900
Less: Provision for doubtful accounts	(12)	(268)
	$14,660	$11,632

(ii) Liquidity Risk

The Company's liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At February 29, 2020, the Company had $41,086 (August 31, 2019 - $47,555) of cash and working capital of $96,752 (August 31, 2019 - $152,417).  Further, the Company has access to additional liquidity by way of its  Facilities, subject to compliance with its financial covenants, and may further consider accessing equity capital through the capital markets.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$26,674	$26,674	$26,674	-	-	-
Long-term debt	85,203	85,395	85,080	160	140	15
Interest payments	-	-	-	-	-	-
	$111,877	$112,069	$111,754	$160	$140	$15

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.  The contractual maturities for long-term debt assume that the Term Loan is due and payable immediately as described previously even though the Company has obtained a waiver from its lenders, as described above. To be consistent with this presentation, interest payments for the Term Loan are assumed to be $nil.

In connection with the Company's Moncton Campus expansion plans, the Company is contractually committed to approximately $8,463 of capital expenditures. An incremental $4,537 of uncommitted capital expenditures are estimated to be required to meet the Company's planned growth and activities, most of which pertains to the Phase 4 and Phase 5 expansion plans.

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(iii) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of:

•  Interest rate risk which is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk at February 29, 2020 pursuant to the variable rate loans described in Note 10 of the Interim Financial Statements. A 1% change in benchmark interest rates will increase or decrease the Company's interest expense by $850 (August 31, 2019 - $500) per year.

(iv) Concentration risk

The Company's accounts receivable are primarily due from provincial government agencies (one of which, individually, represented more than 10% of the Company's revenues during the three months ended February 29, 2020), corporations (none of which, individually, represented more than 10% of the Company's revenues during the period), and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible.

(v) Negative Cash Flow

The Company has not generated positive cash flows from operating activities. As a result of the Company's negative cash flow from operating activities, the Company continues to rely on the issuance of securities or other sources of financing to generate the funds required to fund its business. The Company may continue to have negative operating cash flow for the foreseeable future. The Company expects to continue to increase operating expenses as it implements initiatives to grow its business. If the Company's revenues do not increase to offset these expected increases in costs and operating expenses, the Company will not be profitable. There is no assurance that the Company will be successful in achieving a return on shareholders' investments and the likelihood of success must be considered in light of the early stage of operations and the impact of COVID-19 to its business operations

(vi) Difficulties with Forecasts

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry in Canada. A failure in the demand for its products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company.

(vii) NASDAQ Listing

The Company is eligible to be treated as an "emerging growth company" as defined in the Jumpstart Our Business Startups (JOBS) Act. The Company cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make its securities less attractive to investors.  The Company incurs increased costs as a result of being a public company in the United States and management devotes substantial attention to public company compliance.  As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a domestic U.S. issuer which may limit the information publicly available to shareholders.

(viii) Risks Inherent in Investments

The Company is not directly involved in the ownership or operation of and may have limited contractual rights relating to the operations of its current and future investee entities. An investee generally has the power to determine the manner in which its business is developed, expanded and operated, and the Company's interest in an investee is subject to the risks applicable to the business carried on by the investee, and the Company may fail to realize all of the potential benefits from its investments. The interests of the Company and its investees may not always be aligned. Any benefits to (including cash flows) the Company from investees will be dependent upon the activities of the investees, which creates the risk that at any time those investees may: (i) have business interests or targets that are inconsistent with those of the Company; (ii) take action contrary to the Company's policies or objectives; (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company; (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend an investee's ability to perform its obligations under agreements with the Company or (v) fail to comply with applicable laws or best practices.

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